FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X               Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                  No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.  YTD and Q3 2022 Results

AstraZeneca PLC
10 November 2022 07:00 GMT
YTD and Q3 2022 results

Record number of regulatory approvals and guidance uplift underpinned by strong business performance

Revenue and EPS summary

		YTD 2022			Q3 2022
		% Change			% Change
	$m	Actual	CER[1]	$m	Actual	CER
- Product Sales	32,200	29	35	10,590	9	16
- Collaboration Revenue	944	>2x	>2x	392	>3x	>3x
Total Revenue	33,144	30	37	10,982	11	19
Reported [2] EPS[3]	$1.54	>4x	>4x	$1.06	n/m	n/m
Core[4] EPS	$5.28	47	52	$1.67	55	70

YTD 2022 Financial performance (growth numbers and commentary at CER[5])
‒    Total Revenue increased 37% to $33,144m, with growth coming from all disease areas, and from the addition of Alexion, which was incorporated into the Group's results from 21 July 2021

‒    Oncology Total Revenue increased 24%, inclusive of milestone payments from MSD[6] for Lynparza.  Oncology Product Sales increased 20%. Total Revenue from R&I[7] increased 4%, CVRM[8] increased 19%[9] and Rare Disease increased 10%9

‒    Core Gross Margin of 81%, up six percentage points at CER, reflecting the lower revenue from initial Vaxzevria contracts and the increased share of specialty care medicines

‒    Core Total Operating Expense increased 26%, reflecting the addition of Alexion, continued investment in new launches and the pipeline, to deliver sustainable long-term growth

‒    Core Operating Margin of 32%, up six percentage points at CER, benefitting from favourable phasing and product mix

‒    Core EPS increased 52% to $5.28

‒    FY 2022 Core EPS at constant exchange rates now expected to increase by a high twenties to low thirties percentage, vs previous guidance of a mid-to-high twenties increase. At actual exchange rates, FY 2022 Core EPS growth is anticipated to be impacted by a currency headwind[10] of a mid-to-high single-digit percentage, versus previous guidance of a mid single-digit headwind

Key milestones achieved since the prior results
‒    Key data: Positive Phase III read-outs for danicopan in PNH-EVH[11] (ALPHA) and for capivasertib in 2nd-line HR-positive, metastatic breast cancer (CAPItello-291)

‒    Key regulatory approvals: 19 approvals in major markets since H1 2022 results, including US approvals for Enhertu in HER2[12]-low breast cancer (DESTINY-Breast04) and advanced NSCLC[13] (DESTINY-Lung02), Imjudo and Imfinzi in advanced liver cancer (HIMALAYA), Imfinzi in advanced biliary tract cancer (TOPAZ-1); EU approval for Beyfortus for the prevention of RSV[14] lower respiratory tract disease (MELODY/MEDLEY); EU and Japan approvals for Ultomiris in gMG[15] (CHAMPION-MG), Tezspire in severe asthma (NAVIGATOR) and Lynparza in early breast cancer (OlympiA)

‒    Other regulatory milestones: US Priority Review for Lynparza for 1st-line metastatic castration-resistant prostate cancer (PROpel)

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:
"AstraZeneca continues to see the benefit of our sustained investment in R&D, with 19 major regulatory approvals since our last earnings call.

After a strong performance in the year to date, we have increased our Core EPS guidance for the full year 2022. Additionally, recent encouraging data for several of our pipeline programmes have given us the confidence to proceed with additional late-stage clinical trials as we maintain our focus on delivery of our growth ambitions.

I would also like to highlight the announcement at COP27 to accelerate the delivery of our net zero strategy. Our company intends to lead by example on this increasingly important objective for the world."

Guidance
The Company updates its FY 2022 guidance at CER, due to the strong performance in the year to date. The guided range for FY 2022 Core EPS has been increased to a high twenties to low thirties percentage; the final outcome within that range will depend on the timing of Evusheld deliveries and collaboration milestones linked to regulatory events.

At actual exchange rates, it is anticipated that FY 2022 Total Revenue growth will also be impacted by a currency headwind of a mid single-digit percentage, and that FY 2022 Core EPS growth will be impacted by a currency headwind of a mid-to-high single-digit percentage (see 'Currency impact', below).

Total Revenue is expected to increase by a low twenties percentage (unchanged)
Core EPS is expected to increase by a high twenties to low thirties percentage
(previously mid-to-high twenties percentage)

Other elements of the Income Statement are expected to be broadly in line with the indications issued in the Company's H1 2022 results announcement (29 July 2022).

AstraZeneca continues to recognise geopolitical and supply chain uncertainties on overall business performance. Variations in performance between quarters can be expected to continue.

The Company is unable to provide guidance on a Reported basis because AstraZeneca cannot reliably forecast material elements of the Reported result, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact
The growth numbers in the guidance above are provided at CER, based on the average exchange rates through 2021.

If foreign-exchange rates for November to December 2022 were to remain at the spot rates seen on 31 October 2022, it is anticipated that FY 2022 Total Revenue would incur a mid single-digit adverse impact versus the performance at CER, and FY 2022 Core EPS would incur a mid-to-high single-digit adverse impact (previously a mid single-digit adverse impact).

The Company's foreign-exchange rate sensitivity analysis is provided in Table 17.

Table 1: Key elements of Total Revenue performance in Q3 2022

% Change

Revenue type	$m	Actual	CER
Product Sales	10,590	9	16	Strong Oncology and BioPharmaceuticals sales $1,734m from medicines acquired with Alexion
Collaboration Revenue	392	>3x	>3x	$160m for Enhertu (Q3 2021: $52m) $26m for Tezspire (Q3 2021: $nil) Milestones of $75m for Lynparza, $62m for Nexium and $40m for tralokinumab
Total Revenue	10,982	11	19
Disease areas	$m	Actual	CER
Oncology	4,039	20	27	Good performance across key medicines and regions
CVRM9	2,351	11	18	Farxiga achieved its third consecutive blockbuster quarter with $1,103m in revenues
R&I	1,499	1	5	Growth across Breztri and Fasenra offsetting a decline in Pulmicort of 33% (31% at CER) primarily due to the impact of VBP[16] implementation and COVID-19 lockdowns in China
V&I[17]	878	(29)	(24)	$180m from Vaxzevria[18] (Q3 2021: $1,050m) $536m from Evusheld (Q3 2021: $nil)
Rare Disease9	1,741	4	11	$518m from Ultomiris which was up 37% (47% at CER)
Other Medicines	474	34	50	Includes a Collaboration Revenue milestone of $62m for Nexium. Nexium revenue in Q3 2021 was negatively impacted by a transition in distribution partners
Total Revenue	10,982	11	19
Regions inc. Vaxzevria	$m	Actual	CER
Emerging Markets	2,856	(10)	(4)	Decline due to lower sales of Vaxzevria (growth rates excluding Vaxzevria shown below)
- China	1,541	3	8	Q3 2021 was negatively impacted by Tagrisso inventory phasing and stock compensation following NRDL[19] changes
- Ex-China Emerging Markets	1,316	(21)	(15)	Decline due to lower sales of Vaxzevria
US	4,650	34	34
Europe	2,065	8	23
Established RoW	1,412	7	26
Total Revenue inc. Vaxzevria	10,982	11	19
Regions exc. Vaxzevria	$m	Actual	CER	Contribution of medicines acquired with Alexion
Emerging Markets	2,826	13	20	$102m
- China	1,541	3	8
- Ex-China Emerging Markets	1,285	26	37	$102m
US	4,650	34	34	$1,069m
Europe	2,002	14	30	$351m
Established RoW	1,325	22	45	$212m
Total Revenue exc. Vaxzevria	10,803	23	31	$1,734m

Table 2: Key elements of financial performance in Q3 2022

Metric	Reported	Reported change	Core	Corechange	Comments[20]
Total Revenue	$10,982m	11% Actual 19% CER	$10,982m	11% Actual 19% CER	See Table 1 and the Total Revenue section of this document for further details
Gross Margin[21]	72%	10pp Actual 11pp CER	81%	6pp Actual 7pp CER	+ Addition of Alexion + Increasing mix of Oncology sales ‒ Impact from profit-sharing arrangements(e.g. Lynparza) ‒ Reported Gross Margin impacted by unwind of Alexion inventory fair value adjustment
R&D Expense	$2,458m	-32% Actual -28% CER	$2,357m	10% Actual 16% CER
+  Addition of Alexion
+  Increased investment in the pipeline following ungating of additional late-stage trials
Reported R&D Expense in Q3 2021 included a $1,172m impairment charge
Core R&D-to-Total Revenue ratio of 21%(Q3 2021: 22%)

SG&A Expense	$4,277m	5% Actual 9% CER	$3,160m	10% Actual 16% CER	+ Addition of Alexion + Market development activities for recent launches, including Evusheld + Core SG&A-to-Total Revenue ratio of 29%(Q3 2021: 29%)
Other Operating Income[22]	$106m	>2x Actual >2x CER	$107m	>2x Actual >3x CER	Includes income from royalties and prior transactions
Operating Margin	11%	28pp Actual 30pp CER	31%	8pp Actual 9pp CER	See Gross Margin and Expensescommentary above
Net Finance Expense	$324m	1% Actual 2% CER	$254m	16% Actual 14% CER	+ Foreign exchange movements + Interest rate increase on floating rate liabilities Reported impacted by discount unwind on acquisition-related liabilities
Tax Rate	-78%	n/m	18%	-3pp Actual -3pp CER
18% Core Tax Rate in the quarter reflected geographical mix of profits and favourable adjustments to prior year tax liabilities in a number of major jurisdictions
Reported affected by a $883m deferred tax credit arising from a legal entity  reorganisation to integrate Alexion
Variations in the tax rate can be expected to continue quarter to quarter

EPS	$1.06	n/m	$1.67	55% Actual 70% CER	Further details of differences between Reported and Core are shown in Table 12

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
Regulatory approvals and other regulatory actions	Tagrisso	NSCLC (adjuvant) (ADAURA)	Regulatory approval (JP)
	Imfinzi	Biliary tract cancer (TOPAZ-1)	Regulatory approval (US)
	Imfinzi	Liver cancer (1st-line) (HIMALAYA)	Regulatory approval (US)
	Lynparza	gBRCA[23] breast cancer (adjuvant) (OlympiA)	Regulatory approval (EU, JP)
	Lynparza	HRD[24]-positive advanced ovarian cancer (1st-line maint.) (PAOLA-1)	Regulatory approval (CN)
	Enhertu	HER2-low breast cancer (3rd-line) (DESTINY-Breast04)	Regulatory approval (US)
	Enhertu	HER2m[25] NSCLC (2nd-line+) (DESTINY-Lung02)	Regulatory approval (US)
	Calquence	Maleate tablet formulation	Regulatory approval (US)
	Forxiga	CKD[26] (DAPA-CKD)	Regulatory approval (CN)
	Tezspire	Severe asthma (NAVIGATOR)	Regulatory approval (EU, JP)
	Beyfortus	RSV (MELODY/MEDLEY)	Regulatory approval (EU)
	Evusheld	COVID-19 (PROVENT/TACKLE)	Regulatory approval (JP)
	Evusheld	COVID-19 (TACKLE)	Regulatory approval (EU)
	Soliris	PNH and aHUS[27]	Regulatory approval (CN)
	Ultomiris	gMG (CHAMPION-MG)	Regulatory approval (EU, JP)
	Koselugo	NF1-PN[28] (SPRINT)	Regulatory approval (JP)
Regulatory submissionsor acceptances	Lynparza	Prostate cancer (1st-line) (PROpel)	Priority Review (US)
	Enhertu	HER2-low breast cancer (3rd-line) (DESTINY-Breast04)	Regulatory submission (CN)
	Farxiga/Forxiga	HFpEF[29] (DELIVER)	Regulatory submission (US, EU, JP, CN)
	Ultomiris	NMOSD[30] (CHAMPION-NMOSD)	Regulatory submission (US, EU, JP)
Major Phase III data readouts and other developments	capivasertib	HR+/HER2-neg breast cancer (1st-line) (CAPItello-291)	Primary endpoint met
	monalizumab	Recurrent or metastatic HNSCC[31](2nd-line) (INTERLINK-1)	Efficacy threshold not met
	Fasenra	EoE[32] (MESSINA)	One of two dual-primary endpoints not met
	Soliris	Guillain-Barré syndrome	Primary endpoint not met
	danicopan	PNH with extravascular haemolysis	Primary endpoint met

Corporate and business development
In October 2022, AstraZeneca entered a definitive agreement to acquire LogicBio Therapeutics, Inc. (NASDAQ: LOGC), a pioneering genomic medicine company. The proposed acquisition aims to rapidly accelerate Alexion's growth in genomic medicines through LogicBio's unique technology, experienced rare disease R&D team, and expertise in pre-clinical development.

Sustainability summary
AstraZeneca attended COP27, where the Sustainable Markets Initiative Health Systems Task Force collectively made significant commitments to tackle the climate crisis, setting a benchmark for others to drive action at scale. Some commitment highlights include supply chain emissions, which drive approximately 50% of healthcare emissions: the Task Force members have committed to align on a set of common supplier standards and jointly explore green transportation corridors. The patient care pathway drives approximately 45% of healthcare emissions, and the Task Force has committed to build an end-to-end care pathway emissions standard to measure emissions across the care pathway, as well as align and publish product-level lifecycle management assessment data to increase transparency on emissions. The Task Force has also committed to leverage digital health solutions to decarbonise clinical trials.

Conference call
A conference call and webcast for investors and analysts will begin today, 10 November 2022, at 11:45 GMT. Details can be accessed via astrazeneca.com.

Reporting calendar
The Company intends to publish its full year and fourth quarter results on Thursday 9 February 2022.

Operating and financial review

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. Unless stated otherwise, the performance shown in this announcement covers the nine-month period to 30 September 2022 ('the year to date' or 'YTD 2022') compared to the nine-month period to 30 September 2021 (YTD 2021), or the three-month period to 30 September 2022 ('the quarter' or 'Q3 2022') compared to the three-month period to 30 September 2021 (Q3 2021).

Core financial measures, EBITDA, Net Debt, CER, Initial Collaboration Revenue and Ongoing Collaboration Revenue are non-GAAP financial measures because they cannot be derived directly from the Group's Interim financial statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items, such as:

‒    Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

‒    Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets as well as Post Alexion Acquisition Group Review items

‒    Alexion acquisition-related items, primarily fair value adjustments on acquired inventories and fair value impact of replacement employee share awards

‒    Other specified items, principally the imputed finance charge relating to contingent consideration on business combinations, legal settlements and the one off deferred tax credit arising from the internal reorganisation to integrate Alexion

‒    The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 54 of the Annual Report and Form 20-F Information 2021.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Gross Margin, previously termed Gross Profit Margin, is the percentage by which Product Sales exceeds the Cost of sales, calculated by dividing the difference between the two by the sales figure. The calculation of Reported and Core Gross Margin excludes the impact of Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

EBITDA is defined as Reported Profit before tax after adding back Net Finance Expense, results from Joint Ventures and Associates and charges for Depreciation, Amortisation and Impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the financial performance section in this announcement.

Net Debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and net derivative financial instruments. Reference should be made to Note 3 'Net Debt' included in the Notes to the Interim financial statements in this announcement.

Ongoing Collaboration Revenue is defined as Collaboration Revenue excluding Initial Collaboration Revenue (which is defined as Collaboration Revenue that is recognised at the date of completion of an agreement or transaction, in respect of upfront consideration). Ongoing Collaboration Revenue comprises, among other items, royalties, milestone revenue and profit-sharing income. Reference should be made to the Collaboration Revenue table in this Operating and financial review.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 4: Disease area and medicine performance

	YTD 2022				Q3 2022
			% Change				% Change
Product Sales	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	10,885	33	14	20	3,797	35	15	22
- Tagrisso	4,102	12	11	16	1,398	13	12	20
- Imfinzi	2,031	6	14	19	737	7	19	26
- Lynparza	1,949	6	13	19	659	6	12	19
- Calquence	1,469	4	74	77	566	5	60	63
- Enhertu	52	-	>5x	>5x	23	-	>4x	>4x
- Orpathys	34	-	>3x	>3x	11	-	11	16
- Zoladex	717	2	-	6	240	2	(4)	5
- Faslodex	259	1	(21)	(14)	81	1	(21)	(10)
- Iressa	90	-	(39)	(37)	27	-	(35)	(31)
- Arimidex	85	-	(20)	(16)	24	-	(28)	(23)
- Casodex	63	-	(48)	(45)	21	-	(46)	(40)
- Others	34	-	(9)	(1)	10	-	(18)	(10)
BioPharmaceuticals: CVRM9	6,907	21	13	18	2,348	21	11	19
- Farxiga	3,204	10	49	58	1,101	10	38	50
- Brilinta	1,013	3	(10)	(7)	338	3	(10)	(7)
- Lokelma	208	1	71	80	79	1	59	69
- Roxadustat	148	-	2	4	57	1	4	9
- Andexxa9	111	-	7	14	41	-	5	17
- Crestor	824	2	(2)	4	277	3	(7)	-
- Seloken/Toprol-XL	705	2	(6)	(2)	238	2	2	10
- Bydureon	207	1	(29)	(28)	66	1	(30)	(29)
- Onglyza	205	1	(28)	(25)	66	1	(21)	(17)
- Others	282	1	(9)	(7)	85	1	(11)	(8)
BioPharmaceuticals: R&I	4,318	13	(3)	-	1,427	13	(4)	1
- Symbicort	1,919	6	(6)	(2)	630	6	(7)	(1)
- Fasenra	1,015	3	13	17	353	3	10	15
- Breztri	282	1	>2x	>2x	103	1	>2x	>2x
- Saphnelo	69	-	>10x	>10x	33	-	>10x	>10x
- Pulmicort	479	1	(33)	(31)	145	1	(33)	(31)
- Daliresp	161	-	(5)	(4)	52	-	(4)	(3)
- Bevespi	43	-	11	13	14	-	6	8
- Others	350	1	(21)	(20)	97	1	(36)	(33)
BioPharmaceuticals: V&I	3,607	11	51	59	873	8	(27)	(21)
- Vaxzevria	1,713	5	(20)	(16)	173	2	(83)	(81)
- Evusheld	1,451	4	n/m	n/m	537	5	n/m	n/m
- Synagis	384	1	>2x	>2x	104	1	(15)	(1)
- FluMist	59	-	(22)	(13)	59	1	(19)	(10)
Rare Disease9	5,236	16	4	10	1,741	16	4	11
- Soliris9	2,918	9	(7)	(2)	901	8	(13)	(6)
- Ultomiris9	1,371	4	27	35	518	5	37	47
- Strensiq9	687	2	13	15	237	2	17	20
- Koselugo	149	-	>2x	>2x	48	-	82	81
- Kanuma9	111	-	6	11	37	-	1	5
Other Medicines	1,247	4	(4)	4	404	4	17	30
- Nexium	986	3	(1)	8	311	3	20	36
- Others	261	1	(12)	(10)	93	1	9	13
Product Sales	32,200	97	29	35	10,590	96	9	16
Collaboration Revenue	944	3	>2x	>2x	392	4	>3x	>3x
Total Revenue	33,144	100	30	37	10,982	100	11	19

Table 5: Collaboration Revenue

	YTD 2022				Q3 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Enhertu: alliance revenue[33]	332	35	>2x	>2x	159	41	>3x	>3x
Tezspire: alliance revenue	42	4	n/m	n/m	26	7	n/m	n/m
Lynparza: regulatory milestones	250	26	n/m	n/m	75	19	n/m	n/m
Tralokinumab: sales milestone	110	12	n/m	n/m	40	10	n/m	n/m
Vaxzevria: royalties	67	7	(19)	(22)	6	2	(87)	(87)
Other royalty income	54	6	-	-	18	5	(4)	(3)
Other Collaboration Revenue	89	9	(4)	12	68	17	>10x	>10x
Total	944	100	>2x	>2x	392	100	>3x	>3x

Table 6: Total Revenue by disease area

	YTD 2022				Q3 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	11,493	35	19	24	4,039	37	20	27
BioPharmaceuticals9	15,078	45	16	21	4,728	43	(2)	4
- CVRM9	6,927	21	13	19	2,351	21	11	18
- R&I	4,478	14	-	4	1,499	14	1	5
- V&I	3,673	11	49	56	878	8	(29)	(24)
Rare Disease9	5,236	16	4	10	1,741	16	4	11
Other Medicines	1,337	4	(5)	3	474	4	34	50
Total	33,144	100	30	37	10,982	100	11	19

Table 7: Total Revenue by region

	YTD 2022				Q3 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Emerging Markets	9,013	27	5	8	2,856	26	(10)	(4)
- China	4,597	14	(2)	(1)	1,541	14	3	8
- Ex-China	4,415	13	13	20	1,316	12	(21)	(15)
US	13,132	40	58	58	4,650	42	34	34
Europe	6,429	19	24	37	2,065	19	8	23
Established RoW	4,570	14	38	55	1,412	13	7	26
Total	33,144	100	30	37	10,982	100	11	19

Table 8: Total Revenue by region - excluding Vaxzevria

	YTD 2022				Q3 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Emerging Markets	8,262	25	10	15	2,826	26	13	20
- China	4,551	14	(3)	(2)	1,541	14	3	8
- Ex-China	3,711	11	33	44	1,285	12	26	37
US	13,053	39	57	57	4,650	42	34	34
Europe	6,104	18	37	52	2,002	18	14	30
Established RoW	3,945	12	33	50	1,325	12	22	45
Total	31,364	95	35	42	10,803	98	23	31

Oncology
Oncology Total Revenue increased by 19% (24% at CER) in YTD 2022 to $11,493m and represented 35% of overall Total Revenue (YTD 2021: 38%). This included Lynparza Collaboration Revenue of $250m (YTD 2021: $nil) and Enhertu Collaboration Revenue of $335m (YTD 2021: $137m). Product Sales increased by 14% (20% at CER) in YTD 2022 to $10,885m, reflecting new launches and increased patient access for Tagrisso, Imfinzi, Lynparza and Calquence partially offset by declines in some older medicines. Oncology Total Revenue grew 20% (27% at CER) in Q3 benefiting from new launches for Imfinzi, Calquence and Enhertu and improvement in rates of lung cancer diagnosis and treatment.

Tagrisso

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	4,102	1,211	1,472	777	642
Actual change	11%	20%	14%	7%	(4%)
CER change	16%	22%	14%	19%	10%

Region	Drivers and commentary
Worldwide	Increased use of Tagrisso in adjuvant and 1st-line setting
Emerging Markets
Increased 1st-line use in China and continued growth in other Emerging Markets
Rising demand from increased patient access in China continues to offset the impact of the March 2021 NRDL price reduction
Q3 2022 growth of 29% (35% at CER) benefited from the comparison to Q3 2021, which was negatively impacted by inventory phasing and stock compensation relating to NRDL changes in March 2021
In China, COVID-19 related lockdowns continued to have an adverse impact in Q3, though at a lower level than Q2

US	Increased EGFR[34] testing rates Greater use in 1st-line with longer duration of treatment and increasing adjuvant penetration, partially offset by lower 2nd-line use
Europe	Greater use in 1st-line and adjuvant settings, with longer duration of treatment, partially offset by lower 2nd-line use
Established RoW	Increased use in 1st-line setting and launch progress in adjuvant including Japan Q3 Total Revenue decline of 12% (growth of 5% at CER) impacted by a COVID-19 wave in Japan

Imfinzi

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	2,031	224	1,102	402	303
Actual change	14%	6%	20%	16%	-
CER change	19%	9%	20%	29%	14%

Region	Drivers and commentary
Worldwide	Increased use of Imfinzi to treat patients with ES-SCLC[35] Recovery in rates of diagnosis and treatment following the COVID-19 pandemic Q3 Worldwide Total Revenue growth of 19% (26% at CER)
Emerging Markets	Growth in ex-China, offset by an adverse impact in CRT[36] rates and hospital use of infused oncology medicines due to COVID-19 lockdowns in several major cities in China
US	New patient starts across Stage III NSCLC and ES-SCLC A strong launch in biliary tract cancer after approval by the US FDA in September based on the TOPAZ-1 Phase III trial
Europe	Increased market penetration in ES-SCLC, growth in the number of reimbursed markets, an ongoing recovery in rates of diagnosis and treatment
Established RoW	New reimbursements

Lynparza

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	2,199	358	896	743	202
Actual change	28%	27%	13%	63%	8%
CER change	33%	30%	13%	75%	22%

Product Sales	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	1,949	358	896	493	202
Actual change	13%	27%	13%	8%	8%
CER change	19%	30%	13%	20%	22%

Region	Drivers and commentary
Worldwide
Lynparza remains the leading medicine in the PARP[37]-inhibitor class globally across four tumour types, as measured by total prescription volume
Total Revenue includes $250m in regulatory milestones received from MSD and recognised in Europe, in respect of the approval in the US and EU for the adjuvant treatment of patients with gBRCAm[38] breast cancer, based on the data from the OlympiA Phase III trial
Q3 Product Sales growth of 12% (19% at CER)

Emerging Markets	Increased patient access following admission to China's NRDL as a 1st-line maintenance treatment for BRCAm[39] ovarian cancer patients, with effect from March 2021; also launches in other markets
US	US launch in early breast cancer following US FDA[40] approval in March based on data from the OlympiA Phase III trial Growth in use in breast, ovarian and prostate cancers
Europe
Increasing HRD testing rates and use in 1st-line HRD-positive ovarian cancer, increased Lynparza uptake in BRCAm mCRPC[41] and gBRCAm HER2-negative advanced breast cancer and the EU launch in gBRCAm early breast cancer following EMA[42] approval in August based on data from the OlympiA Phase III trial

Established RoW	New product launches and high levels of HRD testing in Japan

Enhertu

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	387	51	254	77	4
Actual change	>2x	>6x	>2x	>4x	>10x
CER change	>2x	>6x	>2x	>4x	>10x

Region	Drivers and commentary
Worldwide
Excluding Japan, Enhertu global in-market sales recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted to $750m in the year to date (YTD 2021: $293m)
AstraZeneca's Total Revenue of $387m includes $335m of Collaboration Revenue from its share of gross profit in territories where Daiichi Sankyo records product sales and royalties on sales in Japan
Q3 Worldwide Total Revenue growth of >3x

Emerging Markets	Strong uptake in early launch markets
US
US in-market sales, recorded by Daiichi Sankyo, amounted to $532m in the year to date (YTD 2021: $253m)
US launches in 2nd-line HER2-positive metastatic breast cancer after US FDA approval in May based on data from the DESTINY-Breast03 Phase III trial; and in 3rd-line+ HER2-low metastatic breast cancer after US FDA approval in August based on the DESTINY-Breast04 Phase III trial

Europe	Growth in 3rd-line+ HER2-positive metastatic breast and launch in 2nd-line HER2-positive metastatic breast cancer after EMA approval in July based on data from the DESTINY-Breast03 Phase III trial
Established RoW	In Japan, AstraZeneca receives a mid-single-digit percentage royalty on sales made by Daiichi Sankyo

Calquence

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	1,469	28	1,192	200	49
Actual change	74%	>2x	58%	>2x	>4x
CER change	77%	>2x	58%	>3x	>5x

Region
Worldwide	Q3 Worldwide Total Revenue growth of 60% (63% at CER)
US
Increased new patient market share led to a strong performance, despite continued COVID-19 impacts on CLL[43] diagnosis rates
Maleate tablet formulation launch in August resulted in uptake by patients taking proton pump inhibitors and demand due to channel inventory build

Europe	Increased market share in new patient starts after launches in the region

Orpathys
Orpathys Total Revenue of $35m in the year to date (YTD 2021: $10m), growth was driven by the 2021 launch in China, where it is approved for patients with lung cancer and MET[44] gene alterations.

Other Oncology medicines
	YTD 2022	% Change
Total Revenue	$m	Actual	CER
Zoladex	738	1%	7%	Increased use in ex-China Emerging Markets, offsetting a price cut in Japan
Faslodex	259	(21%)	(14%)	Generic competition
Iressa	90	(39%)	(37%)	Continued share loss to next generation TKIs[45]
Arimidex	85	(20%)	(16%)
Casodex	63	(48%)	(45%)	Ongoing impact from VBP implementation
Other Oncology	34	(9%)	(1%)

BioPharmaceuticals
Including Vaccines & Immune Therapies medicines, BioPharmaceuticals Total Revenue increased by 16% (21% at CER) in YTD 2022 to $15,078m, representing 45% of overall Total Revenue (YTD 2021: 51%). Growth was driven by strong Farxiga performance and growth in Evusheld.

Cardiovascular, Renal & Metabolism
CVRM Total Revenue increased by 13% (19% at CER) to $6,927m in YTD 2022, driven by a strong Farxiga performance, and represented 21% of overall Total Revenue (YTD 2021: 24%).

Farxiga

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	3,208	1,224	748	955	281
Actual change	49%	40%	48%	64%	48%
CER change	58%	46%	48%	82%	64%

Region
Worldwide
Farxiga volume is growing faster than the overall SGLT2[46] market in all major regions
Additional benefit from growth in the overall SGLT2 inhibitor class
Further HF[47] and CKD launches and updated treatment guidelines including from ESC[48] and AHA[49]/ACC[50]/HFSA[51]. HF and CKD indications now launched in >100 markets

Emerging Markets
Growth despite generic competition in some markets. Solid growth in ex-China Emerging Markets, particularly Latin America
In China, Forxiga's NRDL status was renewed in the fourth quarter of 2021. Benefit from uACR[52] and MRF[53] screening programs

US
Regulatory approval for HEFrEF[54] in May 2020, treatment of CKD in May 2021
Both approvals included patients with and without T2D[55]
Farxiga continued to gain in-class brand share, driven by HF and CKD launches

Europe
The beneficial addition of cardiovascular outcomes trial data to the label, the HFrEF regulatory approval in November 2020, and CKD regulatory approval in August 2021
Forxiga continued gaining in-class market share in the period

Established RoW	In Japan, AstraZeneca sells to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales. Continued volume growth driven by HF and CKD launches

Brilinta

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	1,013	222	538	215	38
Actual change	(10%)	(13%)	(4%)	(18%)	(20%)
CER change	(7%)	(11%)	(4%)	(9%)	(16%)

Region
Emerging Markets	Adverse impact from Brilinta's inclusion in China's VBP programme Strong growth in ex-China Emerging Markets
US, Europe	Slower market recovery of oral antiplatelet therapies following the pandemic

Lokelma
Lokelma Total Revenue increased 71% (80% at CER) to $208m in YTD 2022, driven by Lokelma extending its branded market share lead in the US and also achieving total potassium binder market share leadership in the period. Continued progress in Europe from recent launches across the region where Lokelma extended its market share in the period. In China, Lokelma admitted to the NRDL with effect from 1 January 2022.

Andexxa
On a pro forma basis, Andexxa Total Revenue increased 17% (24% at CER) to $121m.

Roxadustat
Total Revenue increased 2% (4% at CER) to $151m. Total Revenue also increased quarter-on-quarter, with roxadustat benefitting from increased volumes in China following NRDL price cuts.

Other CVRM medicines
YTD 2022		% Change
Total Revenue	$m	Actual	CER
Crestor	825	(2%)	4%	Sales growth at CER driven by Emerging Markets, offset by declines in the US and Europe
Seloken	706	(6%)	(2%)	Emerging Markets sales impacted by China VBP implementation of Betaloc[56] oral in H2 2021. Betaloc ZOK VBP to be implemented in Q4 2022
Onglyza	205	(28%)	(25%)	Ongoing impact from VBP implementation
Bydureon	207	(29%)	(28%)	Continued competitive pressures
Other CVRM	282	(9%)	(7%)

Respiratory & Immunology
Total Revenue from R&I medicines was stable in YTD 2022 (increased 4% at CER) at $4,478m and represented 14% of overall Total Revenue (YTD 2021: 18%). In the third quarter, R&I Total Revenue grew 5% at CER primarily driven by the performance of recent launch brands, including Fasenra, Tezspire, Breztri and Saphnelo, and revenue milestones; this growth more than offset the sustained erosion of Pulmicort revenue following its inclusion in VBP in China in Q4 2021, and a marginal decline in Symbicort revenue.

Symbicort
Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	1,919	476	718	445	280
Actual change	(6%)	4%	(11%)	(11%)	(3%)
CER change	(2%)	8%	(11%)	(1%)	3%

Region
Worldwide	Symbicort remains the global market leader within stable ICS[57]/LABA[58] class
Emerging Markets	Growth in Emerging Markets driven primarily by market share growth in China, Latin America and Asia Area
US	Strong market share performance, consolidating leadership in a declining ICS/LABA market, offset by pricing pressure
Europe	Resilient market share in growing ICS/LABA market, offset by pricing pressure
Established RoW	Double digit growth in Canada and Australia/New Zealand, driven by market share gain Sales in Japan declined due to generic erosion and the annual mandatory price reduction in April 2022

Fasenra
Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	1,015	30	649	229	107
Actual change	13%	99%	17%	9%	(10%)
CER change	17%	95%	17%	21%	-

Region
Worldwide	Fasenra continues to be market leader in severe eosinophilic asthma in major markets, and leading in the IL-5 class
Emerging Markets	Strong volume growth driven by launch acceleration in Brazil and other markets
US	Maintained a strong new-to-brand share in the severe uncontrolled asthma market
Europe	Market leader in new-to-brand share of the severe uncontrolled asthma market
Established RoW	Maintained market leadership in Japan, partially offset by price erosion and impact in the dynamic market related to surge in COVID-19 cases

Breztri

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	282	71	164	22	25
Actual change	>2x	76%	>2x	>5x	43%
CER change	>2x	78%	>2x	>6x	66%

Region
Worldwide	Breztri continued to gain market share within growing fixed-dose triple class across major markets
Emerging Markets
In China, the FDC triple class continued to penetrate the inhaled maintenance market whose growth has been impacted by COVID-19
Breztri continued its market share leadership within the fixed-dose triple class

US	Consistent new-to-brand and total market share growth within the fixed-dose triple class
Europe	Sustained growth across markets as new launches continue to progress
Established RoW	Strong new-to-brand market share performance in Japan within COPD[59], with the market impacted by access restrictions related to surge in COVID-19 cases

Saphnelo
Total Revenue of $69m in the year to date (YTD 2021: $1m) was driven by sales acceleration in the US, where Saphnelo achieved NBRx leadership in the i.v.[60] segment for SLE[61] and received a permanent J-code facilitating reimbursement. Growth was further supported by a strong launch in Germany and steady growth in Japan.

Tezspire
Tezspire is approved in the US, EU and Japan for the treatment of severe asthma without biomarker or phenotypic limitation. Total Revenue of $42m in the year to date (YTD 2021: $nil) was comprised entirely of Collaboration Revenue, and reflected the strong early launch performance in the US. Amgen records sales in the US and AstraZeneca records its share of gross profits in the US as Collaboration Revenue.

Other R&I medicines
	YTD 2022	% Change
Total Revenue	$m	Actual	CER
Pulmicort	479	(33%)	(31%)	Revenue from Emerging Markets decreased 41% to $339m, impacted by VBP implementation in China and lower rates of elective surgery and limited access to nebulisation centres due to COVID-19 lockdowns
Daliresp	161	(5%)	(4%)
Bevespi	43	11%	13%
Other R&I	469	3%	4%	Collaboration Revenue of $118m (YTD 2021: $12m), including $111m of milestones relating to tralokinumab (YTD 2021: nil) Product Sales of $350m decreased 21% (20% at CER)

Vaccines & Immune Therapies
Total Revenue from V&I medicines increased to $3,673m (YTD 2021: $2,465m) and represented 11% of overall Total Revenue (YTD 2021: 10%).

Vaxzevria
Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	1,780	751	79	325	625
Actual change	(20%)	(34%)	n/m	(56%)	82%
CER change	(16%)	(35%)	n/m	(51%)	96%

Region
Worldwide	Revenue in the third quarter decreased by 83% (82% at CER) due to the conclusion of many of the initial Vaxzevria contracts
Emerging Markets	$46m of Collaboration Revenue came from a Chinese sub-licensee producing vaccines for export Revenue in the third quarter decreased by 95% (96% at CER)
US	Purchases by the US government for donation overseas No revenue recorded in the second and third quarters
Europe	Revenue in the third quarter decreased by 62% (56% at CER) vs Q3 2021
Established RoW	Sales in Japan, Canada and Australia Revenue in the third quarter decreased by 63% (59% at CER)

Evusheld

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	1,450	167	850	198	235
Actual change	n/m	n/m	n/m	n/m	n/m
CER change	n/m	n/m	n/m	n/m	n/m

Region
US	Evusheld received Emergency Use Authorisation for the prevention of COVID-19 in December 2021 AstraZeneca continued to fulfil the US Government's order for 1.7m units
Emerging Markets	Multiple government contracts in Central and Eastern Europe, Latin America and South East Asia
Europe	Approved in the EU for prevention of COVID-19 in March 2022 and treatment in September 2022
Established RoW	Approved in Japan for prevention and treatment of COVID-19 in August 2022

Other V&I medicines

YTD 2022	% Change

Total Revenue	$m	Actual	CER
Synagis	384	>2x	>2x	Strong RSV season Ex-US rights reverted to AstraZeneca after 30 June 2021, from AbbVie Inc. In Q3 2022, Synagis sales decreased by 15% (1% CER)
FluMist	59	(22%)	(13%)

Rare Disease
On a pro forma basis, Total Revenue from Rare Disease medicines increased by 4% (10% at CER) in YTD 2022 to $5,236m, representing 16% of overall Total Revenue.

Performance was driven by the durability of the C5 franchise, Soliris and Ultomiris, following Ultomiris gMG launch and expansion into new markets, and continued Soliris NMOSD growth.

Strensiq and Koselugo performances were driven by continued patient demand and market expansion efforts, respectively.

These tables show pro forma growth rates for each of the medicines acquired with Alexion, calculated by comparing YTD 2022 revenues with the medicine's revenues from 1 January 2021 to 30 September 2021.

Soliris

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	2,918	218	1,688	627	385
Actual change9	(7%)	(29%)	(3%)	(20%)	20%
CER change9	(2%)	(9%)	(3%)	(10%)	34%

Region
US	Performance impacted by successful conversion to Ultomiris in PNH, aHUS and gMG, partially offset by Soliris growth in NMOSD
Ex-US	Growth driven by continued expansion of neurology indications, gMG and NMOSD, in new markets

Ultomiris

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
YTD 2022 $m	1,371	34	771	347	219
Actual change9	27%	>2x	23%	55%	-
CER change9	35%	>3x	23%	74%	18%

Region
Worldwide
Performance driven by gMG launch in the US and expansion into new markets
Quarter-on-quarter variability in revenue growth can be expected due to Ultomiris every eight week dosing schedule and lower average annual treatment cost per patient compared to Soliris

US	Performance driven by successful conversion from Soliris across PNH, aHUS and gMG with increased utilisation from complement-naïve patients in gMG
Ex-US	Rapid conversion in new launch markets

Other Rare Disease medicines

YTD 2022	% Change

Total Revenue	$m	Actual	CER	Commentary
Strensiq9	687	13%	15%	Performance driven by strong patient demand
Koselugo	149	>2x	>2x	Growth driven by expansion in new markets and tender market order timing
Kanuma9	111	6%	11%	Continued demand growth in ex-US markets

Other medicines (outside the main disease areas)

YTD 2022		% Change
Total Revenue	$m	Actual	CER	Commentary
Nexium	1,063	(3%)	7%
Collaboration Revenue of $78m (YTD 2021: $92m)
Nexium (oral) was included in China's VBP programme implemented in February 2021 and Nexium i.v. was implemented in the fifth round of VBP in October 2021

Others	273	(12%)	(10%)

Financial performance

Table 9: Reported Profit and Loss

	YTD 2022	YTD 2021	% Change		Q3 2022	Q3 2021	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Total Revenue	33,144	25,406	30	37	10,982	9,866	11	19
- Product Sales	32,200	25,043	29	35	10,590	9,741	9	16
- Collaboration Revenue	944	363	>2x	>2x	392	125	>3x	>3x
Cost of Sales	(9,491)	(7,812)	21	28	(2,982)	(3,757)	(21)	(18)
Gross Profit	23,653	17,594	34	40	8,000	6,109	31	41
Gross Margin	70.5%	68.8%	+2pp	+2pp	71.8%	61.4%	+10pp	+11pp
Distribution Expense	(380)	(322)	18	25	(126)	(120)	5	13
% Total Revenue	1.1%	1.3%	-	-	1.1%	1.2%	-	-
R&D Expense	(7,137)	(7,152)	-	4	(2,458)	(3,610)	(32)	(28)
% Total Revenue	21.5%	28.2%	+7pp	+7pp	22.4%	36.6%	+14pp	+14pp
SG&A Expense	(13,798)	(10,117)	36	41	(4,277)	(4,090)	5	9
% Total Revenue	41.6%	39.8%	-2pp	-1pp	38.9%	41.5%	+3pp	+3pp
OOI[62] & Expense	325	1,345	(76)	(75)	106	37	>2x	>2x
% Total Revenue	1.0%	5.3%	-4pp	-4pp	1.0%	0.4%	+1pp	+1pp
Operating Profit/(Loss)	2,663	1,348	98	>2x	1,245	(1,674)	n/m	n/m
Operating Margin	8.0%	5.3%	+3pp	+3pp	11.3%	-17.0%	+28pp	+30pp
Net Finance Expense	(936)	(922)	1	6	(324)	(320)	1	2
Joint Ventures and Associates	(4)	(55)	(93)	(91)	1	(7)	n/m	n/m
Profit/(Loss) before tax	1,723	371	>4x	>4x	922	(2,001)	n/m	n/m
Taxation	668	90	>7x	>7x	720	350	>2x	>2x
Tax rate	-39%	-24%			-78%	-18%
Profit/(Loss) after tax	2,391	461	>5x	>5x	1,642	(1,651)	n/m	n/m
Earnings per share	$1.54	$0.33	>4x	>4x	$1.06	$(1.10)	n/m	n/m

Table 10: Reconciliation of Reported Profit before tax to EBITDA

	YTD 2022	YTD 2021	% Change		Q3 2022	Q3 2021	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit/(Loss) before tax	1,723	371	>4x	>4x	922	(2,001)	n/m	n/m
Net Finance Expense	936	922	1	6	324	320	1	2
Joint Ventures and Associates	4	55	(93)	(91)	(1)	7	n/m	n/m
Depreciation, Amortisation and Impairment	4,000	4,338	(8)	(4)	1,334	2,788	(52)	(49)
EBITDA	6,663	5,686	17	26	2,579	1,114	>2x	>2x

EBITDA of $6,663m in the year to date (YTD 2021: $5,686m) has been negatively impacted by the $3,175m (YTD 2021: $1,044m) unwind of inventory fair value uplift recognised on the acquisition of Alexion. EBITDA of $2,579m in the quarter (Q3 2021: $1,114m) has been negatively impacted by the $857m (Q3 2021: $1,044m) unwind of inventory fair value uplift recognised on the acquisition of Alexion. The unwind of inventory fair value is expected to depress EBITDA over the year in line with associated revenues, and by a smaller amount in 2023.

Table 11: Reconciliation of Reported to Core financial measures: YTD 2022

YTD 2022	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisitionof Alexion	Other	Core	Core % Change

	$m	$m	$m	$m	$m	$m	Actual	CER
Gross Profit	23,653	156	24	3,186	(1)	27,018	43	48
Gross Margin	70.5%					81.0%	+7pp	+6pp
Distribution Expense	(380)	2	-	-	-	(378)	17	24
R&D Expense	(7,137)	57	83	23	-	(6,974)	25	29
SG&A Expense	(13,798)	263	3,060	35	1,197[63]	(9,243)	20	24
Total Operating Expense	(21,315)	322	3,143	58	1,197	(16,595)	22	26
Other Operating Income & Expense	325	(8)	-	-	-	317	(76)	(76)
Operating Profit	2,663	470	3,167	3,244	1,196	10,740	63	69
Operating Margin	8.0%					32.4%	+6pp	+6pp
Net Finance Expense	(936)	-	-		207	(729)	16	21
Taxation	668	(93)	(581)	(748)	(1,078)[64]	(1,832)	84	90
EPS	$1.54	$0.25	$1.67	$1.61	$0.21	$5.28	47	52

Table 12: Reconciliation of Reported to Core financial measures: Q3 2022

Q3 2022	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisitionof Alexion	Other	Core	Core % Change

	$m	$m	$m	$m	$m	$m	Actual	CER
Gross Profit	8,000	75	8	866	(1)	8,948	21	30
Gross Margin	71.8%					80.8%	+6pp	+7pp
Distribution Expense	(126)	1	-	-	-	(125)	5	12
R&D Expense	(2,458)	19	77	5	-	(2,357)	10	16
SG&A Expense	(4,277)	65	979	5	68	(3,160)	10	16
Total Operating Expense	(6,861)	85	1,056	10	68	(5,642)	10	16
Other Operating Income & Expense	106	1	-	-	-	107	>2x	>3x
Operating Profit	1,245	161	1,064	876	67	3,413	50	63
Operating Margin	11.3%					31.1%	+8pp	+9pp
Net Finance Expense	(324)	-	-	-	70	(254)	16	14
Taxation	720	(32)	(194)	(202)	(871)	(579)	31	43
EPS	$1.06	$0.08	$0.56	$0.44	($0.47)	$1.67	55	70

Profit and Loss drivers

Gross Profit
‒    The Gross Margin (Reported and Core) in the year to date was impacted by:

‒      Positive mix effects: the increased contribution from Rare Disease and Oncology medicines had a positive impact on the Gross Margin

‒      Negative mix effects: sales of Vaxzevria and medicines with profit-sharing arrangements (primarily Lynparza) had a dilutive impact on the Gross Margin

‒      Pricing pressure relating to procurement programmes in China

‒    Reported Gross Profit was also impacted by the unwind of the fair value adjustment to Alexion inventories at the date of acquisition. The fair value uplift is expected to unwind through Reported Cost of Sales in line with associated revenues, and in YTD 2022, the impact of the fair value uplift unwind on Cost of Sales was $3,175m (YTD 2021: $1,044m)

‒    Currency fluctuations had a small positive impact on Gross Margin in the year to date. Currency fluctuations may have a positive or negative impact on Gross Margin in future quarters

‒    Variations in Gross Margin performance between periods can be expected to continue

R&D Expense
‒    Reported and Core R&D Expense was impacted by:

‒      The acquisition of Alexion in July 2021

‒      Recent positive data read outs for several high priority medicines that ungated late-stage Oncology trials

‒      The advancement of a number of mid-stage clinical development programmes in BioPharmaceuticals

‒      Investment in platforms, new technology and capabilities to enhance R&D productivity

‒    The decrease in Reported R&D Expense is primarily due to the prior year including an impairment charge of $1,172m, recognised in Q3 2021 on an intangible asset related to the acquisition of Ardea Biosciences, Inc.

SG&A Expense
‒    The increase in Reported and Core SG&A Expense was driven by:

‒      The acquisition of Alexion

‒      Market development activities for recent launches

‒    Reported SG&A Expense was also impacted by amortisation of intangible assets related to the Alexion acquisition and other acquisitions and collaborations, and a $775m legal settlement with Chugai

Other Operating Income
‒    Reported Other Operating Income of $325m consisted primarily of royalties and disposal proceeds on small divestments, including the divestment of rights to Plendil in the second quarter

‒    In YTD 2021, Reported Other Operating Income of $1,345m included $776m of divestment gains from AstraZeneca's share of Viela Bio, Inc. and $309m from the commercial rights to Crestor in over 30 countries in Europe (excluding UK and Spain)

Net Finance Expense
‒    The increase in Reported and Core Net Finance Expense in the year to date was driven by financing costs on debt for the Alexion transaction , with a reduction in the discount unwind on acquisition-related liabilities, including the Diabetes Alliance which impacted Reported Net Finance Expense

‒    In Q3 2022, the Net Finance Expense was also impacted by rising interest rates

Taxation
‒    The effective Reported Tax Rate for the nine months to 30 September 2022 was (39%) and the Core tax rate was 18%, and (24%) and 17% respectively in the nine months to 30 September 2021

‒    The Reported Tax Rate for the nine months included a one-time favourable net adjustment of $883m to deferred taxes arising from an internal reorganisation to integrate the Alexion organisation which took place in the quarter. The legal entity reorganisation did not result in any corporate income tax payable however did result in an estimated one-off deferred tax adjustment of $883m at Q3 to reflect the substantively enacted tax effects which would arise in impacted jurisdictions going forwards. A further $47m credit movement is included in OCI. This adjustment is based upon full-year forecast estimates and therefore may change for the full year results. This adjustment was excluded from the Core tax charge

‒    2021 Reported and Core Tax Rates were impacted by one-off items in 2021, including the non-taxable gain on the divestment of Viela and updates to estimates of prior period tax liabilities following settlements with tax authorities

‒    The net cash paid for the year to date was $1,335m (YTD 2021: $1,198m) representing 77% of Reported Profit before tax (YTD 2021: 323%). The cash tax amount increased due to the increase in profits and the impact of Non-core charges on the level of Reported Profit before tax and effects of US rules around deferral of tax relief on R&D costs. The cash tax rate decreased compared to 2021 due to the impact in YTD 2021 of low Reported Profit before tax

‒    The Reported Tax rate of (39%) was lower than the Core Tax Rate of 18% primarily due to the impact of the aforementioned internal restructuring. YTD 2022 Reported and Core Tax rates also benefited from the geographical mix of profits and favourable adjustments to prior year tax liabilities in a number of major jurisdictions

‒    On 20 July 2022, the UK Government issued draft legislation in relation to the new global minimum tax framework, expected to be brought into effect in the UK from 2024. The UK corporation tax rate continues to be expected to increase to 25%, effective April 2023. The Company is currently assessing potential impact of these draft rules upon its financial statements

Table 13: Cash Flow summary

	YTD 2022	YTD 2021	Change
	$m	$m	$m
Reported Operating Profit	2,663	1,348	1,315
Depreciation, Amortisation and Impairment	4,000	4,338	(338)
Decrease in Working Capital and Short-term Provisions	3,458	2,063	1,395
Gains on Disposal of Intangible Assets	(88)	(371)	283
Gains on Disposal of Investments in Associates and Joint Ventures	-	(776)	776
Fair value movements on contingent consideration arising from business combinations	293	33	260
Non-Cash and Other Movements	(973)	(370)	(603)
Interest Paid	(608)	(522)	(86)
Taxation Paid	(1,335)	(1,198)	(137)
Net Cash Inflow from Operating Activities	7,410	4,545	2,865
Net Cash Inflow/(Outflow) before Financing Activities	4,699	(5,600)	10,299
Net Cash (Outflow)/Inflow from Financing Activities	(6,465)	4,700	(11,165)

The increase in Net Cash Inflow from Operating Activities of $2,865m primarily reflected an underlying improvement in business performance, including the contribution from Alexion.

The Reported Operating Profit of $2,663m in the period includes a negative impact of $3,175m relating to the unwind of the inventory fair value uplift recognised on the acquisition of Alexion. This is offset by a corresponding item (positive impact of $3,175m) in Decrease in Working Capital and Short-term Provisions. Overall, the unwind of the fair value uplift has no impact on Net Cash Inflow from Operating Activities.

The change in Working Capital and Short-term Provisions of $1,395m, whilst being positively impacted by the aforementioned inventory fair value uplift unwind, has been adversely impacted by the reduction of Vaxzevria working capital balances predominantly within Trade and other payables.

Capital Expenditure
Capital Expenditure amounted to $719m in the year to date (YTD 2021: $768m) including expenditure relating to Alexion. The Company anticipates stable Capital Expenditure in FY 2022 relative to FY 2021.

Table 14: Net Debt summary
	At 30 Sep 2022	At 31 Dec 2021	At 30 Sep 2021
	$m	$m	$m
Cash and cash equivalents	4,458	6,329	7,067
Other investments	440	69	82
Cash and investments	4,898	6,398	7,149
Overdrafts and short-term borrowings	(743)	(387)	(605)
Lease liabilities	(878)	(987)	(962)
Current instalments of loans	(4,665)	(1,273)	(2,139)
Non-current instalments of loans	(23,013)	(28,134)	(28,206)
Interest-bearing loans and borrowings (Gross Debt)	(29,299)	(30,781)	(31,912)
Net derivatives	(141)	61	90
Net Debt	(24,542)	(24,322)	(24,673)

Net Debt increased by $220m in the year to date to $24,542m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings are disclosed in Note 3.

Capital allocation
The Board's aim is to continue to strike a balance between the interests of the business, financial creditors and the Company's shareholders. The Company's capital allocation priorities include investing in the business and pipeline, maintaining a strong, investment-grade credit rating, potential value-enhancing business development opportunities, and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

Summarised financial information for guarantee of securities of subsidiaries
AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 1.750% Notes due 2028 and 2.250% Notes due 2031 (the "AstraZeneca Finance Notes"). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F and reports on Form 6-K with our quarterly financial results as filed or furnished with the SEC[65] for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC's Form 6-K furnished to the SEC on 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 15: Obligor group summarised Statement of comprehensive income

	YTD 2022	YTD 2021
	$m	$m
Total Revenue	-	-
Gross Profit	-	-
Operating loss	(3)	(131)
Loss for the period	(404)	(553)
Transactions with subsidiaries that are not issuers or guarantors	502	5,731

Table 16: Obligor group summarised Statement of financial position

	At 30 Sep 2022	At 30 Sep 2021
	$m	$m
Current assets	5	12
Non-current assets	-	-
Current liabilities	(3,067)	(2,347)
Non-current liabilities	(22,556)	(25,721)
Amounts due from subsidiaries that are not issuers or guarantors	7,349	12,137
Amounts due to subsidiaries that are not issuers or guarantors	(301)	(299)

Foreign exchange
The Company's transactional currency exposures on working-capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign-exchange contracts against the individual companies' reporting currency. Foreign-exchange gains and losses on forward contracts for transactional hedging are taken to profit or loss. In addition, the Company's external dividend payments, paid principally in pounds sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 17: Currency sensitivities
The Company provides the following currency-sensitivity information:

Average spot rates vs USD	Spot rate vs USD	Annual impact of 5% strengthening inFY average rate vs USD ($m) [66]

Currency	Primary Relevance	FY 2021[67]	YTD 2022[68]	Change (%)	31 Oct 2022	Change[69] (%)	Total Revenue	Core Operating Profit
CNY	Total Revenue	6.43	6.62	(3)	7.31	(12)	277	158
EUR	Total Revenue	0.85	0.94	(10)	1.01	(16)	317	160
JPY	Total Revenue	109.83	128.34	(14)	148.02	(26)	229	158
Other[70]							420	196
GBP	Operating Expense	0.73	0.80	(9)	0.86	(16)	61	(93)
SEK	Operating Expense	8.58	9.92	(13)	10.98	(22)	6	(82)

Sustainability

Since the last quarterly report, AstraZeneca:
Access to healthcare

‒    CEO Pascal Soriot spoke at the UN General Assembly (UNGA) alongside heads of state and global leaders, including UN Secretary General António Guterres and World Health Organization (WHO) Director-General Dr Tedros, on "Ending the COVID-19 Pandemic through Equitable Access to Vaccines, Tests and Treatments"

‒    Progressed, with the Partnership for Health System Sustainability and Resilience (PHSSR), research in 13 Phase 2 countries, with key findings to be presented at the Global PHSSR Summit on 22-23 November. PHSSR launch events were held in Saudi Arabia and Brazil. Vietnam signed a three-year MoU with the Ministry of Health, including implementation projects furthering PHSSR recommendations

‒    Expanded the Healthy Heart Africa (HHA) programme into Nigeria in collaboration with the Nigeria Ministry of Health and the National Primary Healthcare Development Agency, and its implementing partner PSI. HHA also expanded into Zanzibar in collaboration with the Zanzibar Ministry of Health and its implementing partner HIPZ. Over 29 million blood pressure screenings have been conducted since launch in 2015

‒    Supported the largest delegation at the One Young World Summit in Manchester, with over 80 Young Health Programme (YHP) scholars and young AstraZeneca employees attending, together with senior executives who also hosted a site visit and workshops at the AstraZeneca Macclesfield site. The Company also announced a US $50,000 Lead2030 grant with One Young World, to support youth-led non-profits tackling air pollution for healthy people and a healthy planet

Environmental protection

‒    AstraZeneca attended COP27, where through the Sustainable Markets Initiative Health Systems Task Force made significant commitments to tackle the climate crisis, setting a benchmark for others to drive action at scale. This is the first time the global health sector has taken collective action to decarbonise, across our supply chains, patient care pathways, and clinical trials.

‒    Participated in the launch of the Sustainable Markets Initiative China Council, endorsed by President Xi Jinping and HM King Charles III, in his former role as HRH Prince of Wales.

‒    Attended the inaugural meeting of the SMI China Council at the CEO and Senior Executive Team level, which provides an important forum for cross-sector collaboration on sustainability. The Company was the only healthcare company invited to attend, offering the opportunity for a leadership role in accelerating action on climate change and supporting sustainability goals for a healthy society and planet

‒    Engaged at the World Economic Forum Sustainable Development Impact Meetings in New York during Climate Week, driving thought leadership on a range of topics including the interconnection of health and climate, accelerating the delivery of net-zero health systems, the circular economy and health equity. The Company's integrated approach to sustainability also included engagements on inclusion and diversity and health systems resilience

‒    Marked the fifth anniversary of Climate Group's global electric transport initiative, EV100, by participating in a Climate Week panel event on "Steering the global market towards EV100," sharing the experience of working towards its goal of a fully electric vehicle fleet by end of 2025 as a key part of the Ambition Zero Carbon programme

‒    Participated in a World Water Week event in Stockholm, Sweden, to share its water stewardship strategy and how it is improving circularity at its sites to reduce reliance on natural resources and improve water quality, increasing water efficiency at a local level and building climate resilience

‒    Spoke at a Reuters panel discussion "Drive environmental sustainability across biopharma to create meaningful system-wide change" on the connection between climate and health, and the industry's role in accelerating the delivery of net-zero health systems

‒    Published a concept letter in collaboration with regulators, academics, and industry as part of PREMIER, a European Innovative Health Initiative project led by the Company to find solutions to managing pharmaceutical pollution. The paper discusses how greener design could help minimise the impact on the environment of active pharmaceutical ingredients excreted from patients

‒    Received the prestigious Indiana Department of Environmental Management Governor's Award for Environmental Excellence in the category of 'Five-Year Continuous Improvement' for its manufacturing site in Mount Vernon, Indiana

Ethics and transparency

‒    Marked International Day of the Girl with its #GirlsBelongHere2022 initiative in collaboration with Plan International, welcoming more than 350 young women across 35 countries to step into leadership positions, join boardroom conversations and participate in roundtables and masterclasses. All of the Senior Executive Team participated, including country and regional leadership teams. Regions and functions also drove their own initiatives

‒    Furthered its commitment to gender and health equity through YHP awarding 80% of "Step Up" grants totalling $160,000 to women-led non-profit organisations working to improve the health of young people in their communities

‒    Launched a #ScienceCan sustainability campaign to shine a spotlight on the Company's work to drive sustainability across its interconnected strategic priorities through pioneering science. The campaign outlines the efforts to build a sustainable future for people, society, and the planet. All employees are being asked to crowdsource ideas in teams and identify ways to support the delivery of the Company's sustainability goals and identify objectives for 2023, to effect change from the grassroots level

‒    Celebrated its annual Power of Diversity day with the launch of a refreshed Global Inclusion and diversity strategy setting out priorities across three focus areas - Inclusion, Diversity and External Impact

‒    Marked Global Ethics Day with the launch of its annual Code of Ethics training for all employees, and with the launch of its Supplier Diversity Programme in Sweden, progressing the target to launch supplier diversity programmes in 10 countries by 2025 to accelerate inclusion and growth of local small and diverse businesses

Research and development

This section covers R&D events and milestones that have occurred since the prior results announcement on 29 July 2022, up to and including events announced on 9 November 2022.

A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest clinical trials appendix, available on www.astrazeneca.com/investor-relations. The clinical trials appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology
AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses during the quarter: the IASLC 2022 World Conference on Lung Cancer (WCLC) in August, and the European Society for Medical Oncology (ESMO) in September. At ESMO, 75 abstracts featured 15 approved and potential new medicines from AstraZeneca across 13 different tumour types.

Significant new trials in Oncology initiated during the period included TROPION-Lung07 a Phase III trial of datopotamab deruxtecan in 1st-line PDL1[71]-low NSCLC patients with PD-L1 TPS[72]<50% and LATIFY, a Phase III trial of ceralasertib in combination with Imfinzi in NSCLC patients whose disease has progressed on or after prior anti-PD-L1 therapy and platinum-based chemotherapy.

Tagrisso

At WCLC in August, preliminary results from the SAVANNAH Phase II trial showed that Tagrisso plus Orpathys demonstrated an ORR[73] of 49% (95% CI[74] 39-59%) in patients with EGFRm NSCLC with high levels of MET overexpression and/or amplification, defined as IHC90+[75] and/or FISH10+[76], whose disease progressed on treatment with Tagrisso. This combination is being further evaluated in the SAFFRON Phase III trial.

During the period, Tagrisso was approved in Japan for the adjuvant treatment of patients with EGFRm NSCLC after surgery based on the results from the global ADAURA Phase III trial.

Updated results from follow-up of the ADAURA Phase III trial presented at ESMO in September demonstrated a sustained, clinically meaningful improvement in disease free survival compared to placebo in the adjuvant treatment of patients with early-stage (IB, II and IIIA) EGFRm NSCLC after complete tumour resection, with nearly three in four patients treated with adjuvant Tagrisso alive and disease-free at four years.

Imfinzi and Imjudo

During the period, Imfinzi was approved in the US for the treatment of patients with locally advanced or metastatic biliary tract cancer, in combination with chemotherapy, based on the results from the TOPAZ-1 Phase III trial. In October, Imfinzi in combination with a single priming dose of Imjudo (tremelimumab) was approved in the US for the 1st-line treatment of patients with unresectable HCC based on the results from the HIMALAYA Phase III trial.

At ESMO, updated TOPAZ-1 results for Imfinzi plus chemotherapy (gemcitabine plus cisplatin) in biliary tract cancer showed enhanced clinical efficacy after an additional 6.5 months of follow-up, demonstrating a 24% reduction in the risk of death versus chemotherapy alone (based on a hazard ratio of 0.76; 95% CI, 0.64-0.91). Updated median OS[77] was 12.9 months versus 11.3 with chemotherapy. More than two times as many patients were estimated to be alive at two years versus chemotherapy alone (23.6% versus 11.5%).

Lynparza

In August, Lynparza was approved in the European Union for the adjuvant treatment of patients with gBRCAm high-risk early breast cancer and in Japan for BRCAm patients in the same setting based on the results from the OlympiA Phase III trial.

During the period, the Company and MSD received US regulatory submission acceptance with Priority Review for Lynparza in combination with abiraterone and prednisone or prednisolone for the treatment of adult patients with mCRPC based on the PROpel Phase III trial.

At ESMO, AstraZeneca presented positive long-term follow-up results from the PAOLA-1 Phase III trial in the pre-specified descriptive analysis of the HRD-positive subgroup, and from the SOLO-1 Phase III trial in patients with BRCA mutations of Lynparza with or without bevacizumab. Both trials showed clinically meaningful improvements in OS. Further results showed PFS[78] in combination with bevacizumab for HRD-positive patients, versus active comparator, bevacizumab, and as monotherapy for patients with BRCA mutations, versus placebo, respectively. Five-year follow-up of the PAOLA-1 Phase III trial demonstrated that 65% of HRD-positive patients treated with Lynparza plus bevacizumab were alive at five years versus 48.4% treated with bevacizumab and placebo. Data from the SOLO-1 Phase III trial demonstrated 67% of advanced ovarian cancer patients with BRCA mutations treated with Lynparza were alive at seven years versus 47% on placebo.

In September, Lynparza was approved in China for the maintenance treatment of HRD-positive patients with advanced ovarian cancer who are in complete or partial response to 1st-line platinum-based chemotherapy in combination with bevacizumab, based on the PAOLA-1 Phase III trial.

During the period, AstraZeneca and MSD announced the voluntary withdrawal of the Lynparza indication for patients with gBRCAm advanced ovarian cancer who have been treated with three or more lines of chemotherapy. The decision to withdraw was made in consultation with the US FDA and based on a recent subgroup analysis that indicated a potential detrimental effect on OS for Lynparza compared to the chemotherapy control arm in the subgroup of patients who had received three or more lines of chemotherapy.

Calquence

In August, AstraZeneca's new maleate tablet formulation of Calquence was approved in the US for all current indications, including adult patients with CLL, SLL[79] and for patients with relapsed or refractory MCL[80], under accelerated approval based on results from the ELEVATE-PLUS trials. The tablet can be taken with gastric acid-reducing agents, including proton pump inhibitors, antacids and H2-receptor antagonists.

Enhertu

In August, AstraZeneca and Daiichi Sankyo's Enhertu was approved in the US for the treatment of patients with unresectable or metastatic HER2-low (IHC 1+ or IHC 2+/ISH-) breast cancer who have received a prior chemotherapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy. The approval by the US FDA was based on positive results from the DESTINY-Breast04 Phase III trial.

During the period, Enhertu was also approved in the US for the treatment of adult patients with unresectable or metastatic NSCLC whose tumours have activating HER2 mutations and who have received a prior systemic therapy. The accelerated approval by the US FDA was based on the results of the DESTINY-Lung02 Phase II trial.

In August, positive high-level results from the DESTINY-Breast02 Phase III trial of Enhertu versus physician's choice of treatment showed the trial met the primary endpoint, demonstrating a statistically significant and clinically meaningful improvement in PFS in patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with trastuzumab emtansine. The trial also met the key secondary endpoint of improved OS.

Datopotamab deruxtecan (Dato-DXd)

At WCLC in August, initial results from the TROPION-Lung02 Phase Ib trial demonstrated promising clinical activity and a tolerable safety profile for Dato-DXd in combination with pembrolizumab with or without platinum chemotherapy in patients with previously untreated or pre-treated, advanced or metastatic NSCLC.

The data showed an ORR in the overall population of 37% (median follow-up of 6.5 months) in patients treated with Dato-DXd and pembrolizumab (doublet therapy) and an ORR of 41% (median follow-up of 4.4 months) in patients receiving Dato-DXd, pembrolizumab and platinum chemotherapy (triplet therapy). A DCR[81] of 84% was seen with both the doublet and triplet combination therapy in the overall population that comprised both 1st-line and 2nd-line settings.

In previously untreated patients, ORRs of 62% (eight of the 13 patients receiving doublet therapy) and 50% (10 of 20 patients receiving triplet therapy) were observed. Eight partial responses were seen in patients receiving doublet therapy and 10 partial responses (three pending confirmation) were seen in patients receiving triplet therapy. A DCR of 100% was observed with doublet therapy and a DCR of 90% was observed with triplet therapy.

Camizestrant

In October, positive high-level results from the SERENA-2 Phase II trial showed that AstraZeneca's next-generation oral selective estrogen receptor degrader camizestrant met the primary endpoint of demonstrating a statistically significant and clinically meaningful PFS benefit at both 75mg and 150mg dose levels versus Faslodex (fulvestrant) 500mg in post-menopausal patients with estrogen receptor-positive locally advanced or metastatic breast cancer, previously treated with endocrine therapy.

Capivasertib

In October, positive high-level results from the CAPItello-291 Phase III trial showed that AstraZeneca's AKT[82] inhibitor capivasertib in combination with Faslodex (fulvestrant) demonstrated a statistically significant and clinically meaningful improvement in PFS versus placebo plus Faslodex in patients with HR-positive, HER2-low or HER2-negative locally advanced or metastatic breast cancer, following recurrence or progression on or after endocrine therapy (with or without a CDK4/6[83] inhibitor).

Monalizumab

During the quarter, AstraZeneca informed Innate Pharma SA that the INTERLINK-1 Phase III trial will be discontinued, as a result of the trial not meeting a pre-defined threshold for efficacy at a planned futility interim analysis, with the decision being recommended by an Independent Data Monitoring Committee. INTERLINK-1 evaluated monalizumab in combination with cetuximab versus cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck who have been previously treated with platinum-based chemotherapy and PD-L1 inhibitors.

BioPharmaceuticals - CVRM
Farxiga

Full data from the DELIVER Phase III trial was presented at the European Society of Cardiology Congress in August 2022. In the trial, which evaluated Farxiga in patients with heart failure with preserved ejection fraction, Farxiga reduced the composite outcome of cardiovascular death or worsening of heart failure by 18% with all individual components contributing to the superiority of the primary endpoint. The findings were consistent across key subgroups examined and extend the benefits of Farxiga to the full spectrum of patients with heart failure irrespective of left ventricular ejection fraction status. The trial also showed a symptom benefit in patient-reported outcomes measured by the Kansas City Cardiomyopathy Questionnaire total symptom score. In a separate pre-specified pooled analysis from the Phase III DAPA-HF and DELIVER trials, Farxiga demonstrated reduction in cardiovascular death by 14% and reduction in death from any cause by 10% in patients with heart failure irrespective of ejection fraction.

In September 2022, Forxiga was approved for the treatment of chronic kidney disease in China based on the data from the DAPA-CKD trial.

Eplontersen

In the period, AstraZeneca and Ionis Pharmaceuticals, Inc. presented data from the NEURO-TTransform Phase III trial in patients with hereditary transthyretin-mediated amyloid polyneuropathy (ATTRv-PN) at the International Symposium on Amyloidosis. In the trial, eplontersen demonstrated a significant and clinically meaningful change from baseline for co-primary and secondary endpoints at 35 weeks compared to external placebo group. On the co-primary endpoint of serum transthyretin concentration from baseline, eplontersen showed an 81.2% reduction.

BioPharmaceuticals - R&I
AstraZeneca presented new data across the R&I portfolio at the European Respiratory Society (ERS) International Congress 2022, with a total of 78 accepted abstracts, including 14 late breakers and 21 oral presentations.

Tezspire

In September, Tezspire was approved in the EU as an add-on maintenance treatment in patients 12 years and older with severe asthma who are inadequately controlled with high dose inhaled corticosteroids plus another medicinal product. Also in September, Tezspire was approved in Japan for the treatment of bronchial asthma in patients with severe or refractory disease in whom asthma symptoms cannot be controlled with mid- or high-dose inhaled corticosteroids and other long-term maintenance therapies.

Results from the DESTINATION Phase III extension trial were presented at ERS 2022. Tezspire demonstrated an overall long-term safety and efficacy profile consistent with the PATHWAY Phase II and NAVIGATOR Phase III trials, sustained over 104 weeks in a broad population of severe asthma patients regardless of biomarker status.

Additional analyses of the CASCADE Phase II and NAVIGATOR Phase III trials were also presented at the ERS International Congress 2022. The CASCADE Phase II mechanistic trial showed Tezspire as the first biologic to reduce mucus plugging compared to placebo. Reduction in mucus score with Tezspire was correlated with improvements in lung function. Mucus plugging as a clinical feature may predict the risk of future exacerbations and lung function decline in severe asthma.

Fasenra

During the period, AstraZeneca discontinued the Phase III MAHALE trial for the treatment of non-cystic fibrosis bronchiectasis, due to strategic portfolio prioritisation; this discontinuation was not related to any safety or efficacy findings.

In October 2022, AstraZeneca disclosed results from the MESSINA Phase III trial, evaluating Fasenra for the treatment of eosinophilic esophagitis. In the trial, Fasenra did not meet one of the two dual-primary endpoints, demonstrating a statistically significant improvement in histological disease remission but not in dysphagia symptoms compared to placebo. No new safety concerns were identified. The company will continue to analyse the complete data set and results will be shared at an upcoming medical meeting.

Tozorakimab

Data from the ACCORD-2 Phase II trial examined tozorakimab, in patients hospitalised with COVID-19. Results showed that patients receiving tozorakimab on top of standard of care had a 32 percent relative risk reduction in respiratory failure and death, this increased to 57% in IL-33 high patients (IL-33 high was defined as a baseline IL-33 level of >30.15 U/ml). This data suggests tozorakimab may be a novel therapy for patients with acute respiratory failure.

BioPharmaceuticals - V&I
Beyfortus (nirsevimab)

In November 2022, Beyfortus was approved in the EU for the prevention of RSV lower respiratory tract disease in newborns and infants during their first RSV season. The European Commission is the first regulatory body to grant approval to Beyfortus. The approval was based on results from the Beyfortus clinical development programme, including the MELODY Phase III, MEDLEY Phase II/III and Phase IIb trials.

Evusheld

In August 2022, Evusheld was granted Special Approval for Emergency in Japan for adults and adolescents for both prevention (pre-exposure prophylaxis) and treatment of symptomatic disease caused by SARS-CoV-2 infection. In prevention, Evusheld is approved for use in those whom SARS-CoV-2 vaccination is not recommended and who may have an inadequate response to a COVID-19 vaccine due to immunodeficiencies. Recipients of Evusheld for prevention should not be currently infected with or have had recent known exposure to a person infected with SARS-CoV-2. In treatment, Evusheld is approved for those with risk factors for severe SARS-CoV-2 infection who do not require supplemental oxygen. The decision marked the first global marketing approval for Evusheld as a treatment for COVID-19.

In September 2022, Evusheld was approved in the EU for the treatment of adults and adolescents with COVID-19 who do not require supplemental oxygen and who are at increased risk of progressing to severe COVID-19. Both the Japan and EU treatment approvals were based on results from the TACKLE Phase III treatment trial.

In October 2022, the FDA updated the authorised Fact Sheets for Evusheld to inform health care providers and individuals that Evusheld may not be effective at preventing COVID-19 caused by SARSCoV-2 viral variants that Evusheld does not neutralise.

Vaxzevria

In October 2022, Vaxzevria had its conditional marketing authorisation in the EU converted into a standard marketing authorisation by the EMA. The standard marketing authorisation covers the use of Vaxzevria in both a primary vaccination series, and as a third dose booster.

As the primary vaccination needs of the US are being met already, AstraZeneca has decided that it will not submit a Biologics Licence Application for Vaxzevria in the US. The Company will continue to focus its efforts on ensuring availability of Vaxzevria elsewhere around the world, including submissions for its use as a booster.

Rare Disease
Soliris

During the period, AstraZeneca received results from the GBS-301 Phase III trial, conducted in Japan, evaluating Soliris on top of standard-of-care IVIg[84] as a treatment for Guillain-Barré Syndrome. Soliris, on top of IVIg, did not achieve statistical significance on the primary endpoint of time to first reaching a Hughes FG score ≤ 1.

During the period, Soliris received full approval in China for the treatment of PNH and aHUS.

Ultomiris

In August 2022, Ultomiris was approved in Japan for the treatment of adult patients with gMG who are anti-acetylcholine receptor antibody-positive and whose symptoms are difficult to control with high-dose intravenous immunoglobulin therapy or plasmapheresis.

In September 2022, Ultomiris was approved in Europe as an add-on to standard therapy for the treatment of adult patients with gMG who are anti-acetylcholine receptor antibody-positive.

Approvals by the Japanese Ministry of Health, Labour and Welfare and the European Commission, were based on positive results from the CHAMPION-MG Phase III trial which showed that Ultomiris was superior to placebo in the primary endpoint of change from baseline in the Myasthenia Gravis-Activities of Daily Living Profile (MG-ADL) total score at Week 26, a patient-reported scale that assesses patients' abilities to perform daily activities.

During the period, AstraZeneca discontinued the Phase III trial for Ultomiris in complement-mediated thrombotic microangiopathy, due to strategic portfolio prioritisation. This discontinuation was not related to any safety or efficacy findings.

In October 2022, AstraZeneca presented new data showing significant advances for the treatment of anti-aquaporin-4 antibody-positive NMOSD at the European Committee for Treatment and Research in Multiple Sclerosis Congress based on results from the Ultomiris CHAMPION-NMOSD Phase III trial. These new data and insights underscored the critical role of C5 inhibition in treating AQP4 antibody-positive NMOSD which, when treated with Ultomiris, the first and only long-acting C5 inhibitor, demonstrated zero relapses with a median treatment duration of 73 weeks.

Koselugo

In September, Koselugo was approved in Japan for paediatric patients with NF1-PN.

Danicopan (ALXN2040)

During the period, the Company announced that danicopan, an add-on to Ultomiris or Soliris, met the primary endpoint in Phase III ALPHA trial for patients with paroxysmal nocturnal haemoglobinuria who experience clinically significant extravascular haemolysis. Interim results demonstrated statistically significant improvement compared to placebo in haemoglobin levels from baseline to week 12. AstraZeneca will present these data at a forthcoming medical meeting and intends to proceed with regulatory submissions in the coming months.

Interim financial statements

Table 18: Condensed consolidated statement of comprehensive income: YTD 2022

For the nine months ended 30 September	2022	2021
	$m	$m
Total Revenue	33,144	25,406
Product Sales	32,200	25,043
Collaboration Revenue	944	363
Cost of Sales	(9,491)	(7,812)
Gross profit	23,653	17,594
Distribution expense	(380)	(322)
Research and development expense	(7,137)	(7,152)
Selling, general and administrative expense	(13,798)	(10,117)
Other operating income and expense	325	1,345
Operating profit	2,663	1,348
Finance income	50	42
Finance expense	(986)	(964)
Share of after tax losses in associates and joint ventures	(4)	(55)
Profit before tax	1,723	371
Taxation	668	90
Profit for the period	2,391	461
Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	1,283	592
Net (losses)/gains on equity investments measured at fair value through other comprehensive income	(21)	144
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	1	4
Tax on items that will not be reclassified to profit or loss	(291)	71
	972	811
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(2,493)	(368)
Foreign exchange arising on designated borrowings in net investment hedges	(321)	(275)
Fair value movements on cash flow hedges	(214)	(103)
Fair value movements on cash flow hedges transferred to profit or loss	250	137
Fair value movements on derivatives designated in net investment hedges	33	22
Costs of hedging	(11)	(6)
Tax on items that may be reclassified subsequently to profit or loss	95	37
	(2,661)	(556)
Other comprehensive (loss)/income, net of tax	(1,689)	255
Total comprehensive income for the period	702	716
Profit attributable to:
Owners of the Parent	2,387	459
Non-controlling interests	4	2
	2,391	461
Total comprehensive income attributable to:
Owners of the Parent	701	714
Non-controlling interests	1	2
	702	716
Basic earnings per $0.25 Ordinary Share	$1.54	$0.33
Diluted earnings per $0.25 Ordinary Share	$1.53	$0.33
Weighted average number of Ordinary Shares in issue (m)	1,548	1,374
Diluted weighted average number of Ordinary Shares in issue (m)	1,560	1,382

Table 19: Condensed consolidated statement of comprehensive income: Q3 2022

For the quarter ended 30 September	2022	2021
	$m	$m
Total Revenue	10,982	9,866
Product Sales	10,590	9,741
Collaboration Revenue	392	125
Cost of Sales	(2,982)	(3,757)
Gross profit	8,000	6,109
Distribution expense	(126)	(120)
Research and development expense	(2,458)	(3,610)
Selling, general and administrative expense	(4,277)	(4,090)
Other operating income and expense	106	37
Operating profit/(loss)	1,245	(1,674)
Finance income	15	15
Finance expense	(339)	(335)
Share of after tax profits/(losses) in associates and joint ventures	1	(7)
Profit/(Loss) before tax	922	(2,001)
Taxation	720	350
Profit/(Loss) for the period	1,642	(1,651)
Other comprehensive loss
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	252	(100)
Net (losses)/gains on equity investments measured at fair value through other comprehensive income	(9)	171
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	(1)	2
Tax on items that will not be reclassified to profit or loss	(16)	19
	226	92
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(1,167)	(427)
Foreign exchange arising on designated borrowings in net investment hedges	(126)	(45)
Fair value movements on cash flow hedges	(76)	(44)
Fair value movements on cash flow hedges transferred to profit or loss	119	64
Fair value movements on derivatives designated in net investment hedges	(1)	15
Costs of hedging	2	(4)
Tax on items that may be reclassified subsequently to profit or loss	49	19
	(1,200)	(422)
Other comprehensive loss, net of tax	(974)	(330)
Total comprehensive income/(loss) for the period	668	(1,981)
Profit/(Loss) attributable to:
Owners of the Parent	1,640	(1,652)
Non-controlling interests	2	1
	1,642	(1,651)
Total comprehensive income/(loss) attributable to:
Owners of the Parent	667	(1,982)
Non-controlling interests	1	1
	668	(1,981)
Basic earnings per $0.25 Ordinary Share	$1.06	$(1.10)
Diluted earnings per $0.25 Ordinary Share	$1.05	$(1.10)
Weighted average number of Ordinary Shares in issue (m)	1,548	1,496
Diluted weighted average number of Ordinary Shares in issue (m)	1,559	1,496

Table 20: Condensed consolidated statement of financial position
	At 30 Sep 2022	At 31 Dec 2021	At 30 Sep 2021
	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	8,352	9,183	9,214
Right-of-use assets	875	988	948
Goodwill	19,707	19,997	20,081
Intangible assets	39,585	42,387	44,104
Investments in associates and joint ventures	53	69	39
Other investments	1,049	1,168	1,546
Derivative financial instruments	112	102	90
Other receivables	792	895	811
Deferred tax assets	3,436	4,330	3,697
	73,961	79,119	80,530
Current assets
Inventories	5,078	8,983	10,528
Trade and other receivables	9,336	9,644	8,258
Other investments	440	69	82
Derivative financial instruments	105	83	60
Intangible assets	82	105	100
Income tax receivable	725	663	596
Cash and cash equivalents	4,458	6,329	7,067
Assets held for sale	-	368	-
	20,224	26,244	26,691
Total assets	94,185	105,363	107,221
Liabilities
Current liabilities
Interest-bearing loans and borrowings	(5,408)	(1,660)	(2,744)
Lease liabilities	(210)	(233)	(229)
Trade and other payables	(17,694)	(18,938)	(18,663)
Derivative financial instruments	(68)	(79)	(54)
Provisions	(377)	(768)	(972)
Income tax payable	(1,093)	(916)	(987)
	(24,850)	(22,594)	(23,649)
Non-current liabilities
Interest-bearing loans and borrowings	(23,013)	(28,134)	(28,206)
Lease liabilities	(668)	(754)	(733)
Derivative financial instruments	(290)	(45)	(6)
Deferred tax liabilities	(3,479)	(6,206)	(6,400)
Retirement benefit obligations	(919)	(2,454)	(2,449)
Provisions	(930)	(956)	(726)
Other payables	(4,882)	(4,933)	(5,140)
	(34,181)	(43,482)	(43,660)
Total liabilities	(59,031)	(66,076)	(67,309)
Net assets	35,154	39,287	39,912
Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	387	387	387
Share premium account	35,137	35,126	35,118
Other reserves	2,081	2,045	2,039
Retained earnings	(2,471)	1,710	2,200
	35,134	39,268	39,744
Non-controlling interests	20	19	168
Total equity	35,154	39,287	39,912

Table 21: Condensed consolidated statement of changes in equity

	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	328	7,971	2,024	5,299	15,622	16	15,638
Profit for the period	-	-	-	459	459	2	461
Other comprehensive income	-	-	-	255	255	-	255
Transfer to other reserves	-	-	15	(15)	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,884)	(3,884)	-	(3,884)
Issue of Ordinary Shares	59	27,147	-	-	27,206	-	27,206
Changes in non-controlling interest	-	-	-	-	-	150	150
Share-based payments charge for the period	-	-	-	384	384	-	384
Settlement of share plan awards	-	-	-	(811)	(811)	-	(811)
Issue of replacement share awards upon acquisition	-	-	-	513	513	-	513
Net movement	59	27,147	15	(3,099)	24,122	152	24,274
At 30 Sep 2021	387	35,118	2,039	2,200	39,744	168	39,912

At 1 Jan 2022	387	35,126	2,045	1,710	39,268	19	39,287
Profit for the period	-	-	-	2,387	2,387	4	2,391
Other comprehensive loss	-	-	-	(1,686)	(1,686)	(3)	(1,689)
Transfer to other reserves	-	-	36	(36)	-	-	-
Transactions with owners:
Dividends	-	-	-	(4,486)	(4,486)	-	(4,486)
Issue of Ordinary Shares	-	11	-	-	11	-	11
Share-based payments charge for the period	-	-	-	471	471	-	471
Settlement of share plan awards	-	-	-	(831)	(831)	-	(831)
Net movement	-	11	36	(4,181)	(4,134)	1	(4,133)
At 30 Sep 2022	387	35,137	2,081	(2,471)	35,134	20	35,154

Table 22: Condensed consolidated statement of cash flows

For the nine months ended 30 September	2022	2021
	$m	$m

Cash flows from operating activities
Profit before tax	1,723	371
Finance income and expense	936	922
Share of after tax losses of associates and joint ventures	4	55
Depreciation, amortisation and impairment	4,000	4,338
Decrease in working capital and short-term provisions	3,458	2,063
Gains on disposal of intangible assets	(88)	(371)
Gains on disposal of investments in associates and joint ventures	-	(776)
Fair value movements on contingent consideration arising from business combinations	293	33
Non-cash and other movements	(973)	(370)
Cash generated from operations	9,353	6,265
Interest paid	(608)	(522)
Tax paid	(1,335)	(1,198)
Net cash inflow from operating activities	7,410	4,545
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	-	(9,263)
Payments upon vesting of employee share awards attributable to business combinations	(297)	(203)
Payment of contingent consideration from business combinations	(570)	(470)
Purchase of property, plant and equipment	(719)	(768)
Disposal of property, plant and equipment	17	10
Purchase of intangible assets	(1,298)	(714)
Disposal of intangible assets and assets held for sale	442	584
Purchase of non-current asset investments	(28)	(190)
Disposal of non-current asset investments	42	-
Movement in short-term investments, fixed deposits and other investing instruments	(321)	120
Payments to associates and joint ventures	(5)	(55)
Disposal of investments in associates and joint ventures	-	776
Interest received	26	28
Net cash outflow from investing activities	(2,711)	(10,145)
Net cash inflow/(outflow) before financing activities	4,699	(5,600)
Cash flows from financing activities
Proceeds from issue of share capital	11	10
Repayment of loans and borrowings	(1,261)	(2,934)
Issue of loans	-	11,942
Dividends paid	(4,364)	(3,856)
Hedge contracts relating to dividend payments	(127)	(28)
Repayment of obligations under leases	(182)	(173)
Movement in short-term borrowings	378	(261)
Payment of Acerta Pharma share purchase liability	(920)	-
Net cash (outflow)/inflow from financing activities	(6,465)	4,700
Net decrease in cash and cash equivalents in the period	(1,766)	(900)
Cash and cash equivalents at the beginning of the period	6,038	7,546
Exchange rate effects	(86)	(73)
Cash and cash equivalents at the end of the period	4,186	6,573
Cash and cash equivalents consist of:
Cash and cash equivalents	4,458	7,067
Overdrafts	(272)	(494)
	4,186	6,573

Notes to the Interim financial statements

Note 1: Basis of preparation and accounting policies
These unaudited condensed consolidated Interim financial statements for the nine months ended 30 September 2022 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the nine months ended 30 September 2022 include Alexion's results for the period. Alexion's post-acquisition results were consolidated into the Group's results from 21 July 2021 therefore the respective comparative periods shown are not entirely comparable with the current period.

The unaudited Interim financial statements for the nine months ended 30 September 2022 were approved by the Board of Directors for publication on 10 November 2022.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2021 were prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRSs as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2021.

The comparative figures for the financial year ended 31 December 2021 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and have been delivered to the registrar of companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Global and/or geopolitical events

There were no material accounting impacts identified relating to COVID-19 during the nine months ended 30 September 2022.

The Group's current focus is to continue compliant business operations in Russia and Ukraine, focussing on safeguarding our employees, ensuring continuity of supply of essential and life-saving medicines and contributing to humanitarian relief efforts. There are no material accounting impacts arising from the conflict impacting our YTD 2022 reporting. The situation is dynamic and any future impact on our business is uncertain.

The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

Going concern

The Group has considerable financial resources available. As at 30 September 2022, the Group had $9.3bn in financial resources (Cash and cash-equivalent balances of $4.5bn and undrawn committed bank facilities of $4.9bn available, with only $5.6bn of borrowings due within one year). These facilities contain no financial covenants, were undrawn at 30 September 2022 and are now available until April 2026.

The Group's revenues are largely derived from sales of medicines covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to affect adversely revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well-placed to manage its business risks successfully.

Accordingly, the going concern basis has been adopted in these Interim financial statements.
Legal proceedings

The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2021.

Note 2: Intangible assets
In accordance with IAS 36 'Impairment of Assets', reviews for triggers of impairment or impairment reversals at an individual asset or cash-generating-unit level were conducted, and impairment tests carried out where triggers were identified. As a result, total net impairment charges of $44m have been recorded against intangible assets during the nine months ended 30 September 2022 (YTD 2021: $1,492m net charge). Net impairment charges in respect of medicines in development and launched medicines were $61m (YTD 2021: $1,371m) and $nil (YTD 2021: $121m charge) respectively.

Note 3: Net Debt
The table below provides an analysis of Net Debt and a reconciliation of Net Cash Flow to the movement in Net Debt. The Group monitors Net Debt as part of its capital-management policy as described in Note 28 of the Annual Report and Form 20-F Information 2021. Net Debt is a non-GAAP financial measure.

Table 23: Net Debt
At 1 Jan 2022	Cash flow	Non-cash& other	Exchange movements	At 30 Sep 2022
$m	$m	$m	$m	$m

Non-current instalments of loans	(28,134)	-	4,662	459	(23,013)
Non-current instalments of leases	(754)	-	28	58	(668)
Total long-term debt	(28,888)	-	4,690	517	(23,681)
Current instalments of loans	(1,273)	1,261	(4,653)	-	(4,665)
Current instalments of leases	(233)	186	(181)	18	(210)
Commercial paper	-	(249)	-	-	(249)
Bank collateral received	(93)	(66)	-	-	(159)
Other short-term borrowings excluding overdrafts	(3)	(63)	-	3	(63)
Overdrafts	(291)	(8)	-	27	(272)
Total current debt	(1,893)	1,061	(4,834)	48	(5,618)
Gross borrowings	(30,781)	1,061	(144)	565	(29,299)
Net derivative financial instruments	61	73	(275)	-	(141)
Net borrowings	(30,720)	1,134	(419)	565	(29,440)
Cash and cash equivalents	6,329	(1,758)	-	(113)	4,458
Other investments - current	69	375	-	(4)	440
Cash and investments	6,398	(1,383)	-	(117)	4,898
Net Debt	(24,322)	(249)	(419)	448	(24,542)

Non-cash movements in the period include fair value adjustments under IFRS 9.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 30 September 2022 was $159m (31 December 2021: $93m) and the carrying value of such cash collateral posted by the Group at 30 September 2022 was $376m (31 December 2021: $47m). Cash collateral posted by the Group is presented within Other investments - current as at 30 September 2022.

Restricted cash and cash equivalents as at 30 September 2022 totalled $94m (31 December 2021: $47m).

The equivalent GAAP measure to Net Debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $1,618m (31 December 2021: $2,458m), $852m of which is shown in current other payables and $766m is shown in non-current other payables.

Net Debt increased by $220m in the year to date to $24,542m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1.

During the nine months ended 30 September 2022, there were no changes to the Company's solicited credit ratings issued by Standard and Poor's (long term: A-; short term: A-2) and from Moody's (long term: A3; short term: P-2).

Note 4: Financial Instruments
As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments held at $175m at 30 September 2022 (31 December 2021: $104m) that are categorised as Level 3 in the fair value hierarchy and for which fair value gains of $50m (FY 2021: $nil) have been recognised in the nine months ended 30 September 2022. In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net losses on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the nine months ended 30 September 2022 are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,489m of other investments, $2,816m held in money-market funds, $295m of loans designated at fair value through profit or loss and ($141m) of derivatives as at 30 September 2022. With the exception of derivatives being Level 2 fair valued, the aforementioned balances are Level 1 fair valued. The total fair value of interest-bearing loans and borrowings at 30 September 2022, which have a carrying value of $29,299m in the Condensed consolidated statement of financial position, was $27,664m.

Table 24: Financial instruments - contingent consideration

2022	2021[85]

	Diabetes alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	2,544	321	2,865	3,323
Settlements	(561)	(9)	(570)	(470)
Disposals	-	(121)	(121)	-
Revaluations	320	(27)	293	60
Discount unwind	121	5	126	169
At 30 September	2,424	169	2,593	3,082

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS's share of the global diabetes alliance of $2,424m (31 December 2021: $2,544m) would increase/decrease by $242m with an increase/decline in sales of 10%, as compared with the current estimates.

Note 5: Pensions and other post-retirement benefit obligations

The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at 30 September 2022 was a liability of $821m (31 December 2021: $2,454m liability). Pension schemes in a net surplus position at 30 September 2022 totalled $98m (31 December 2021: $nil) and are recorded within Other receivables in non-current assets. Pension schemes in a net deficit position at 30 September 2022 totalled $919m (31 December 2021: $2,454m) and are recorded within Retirement benefit obligations in non-current liabilities.

The decrease in the net liability of $1,633m is driven by actuarial gains of $1,283m that have been reflected within the Condensed consolidated statement of comprehensive income.

Changes in actuarial assumptions, primarily movements in discount rates, led to a decrease in the net liability in the year to date of $3,541m (a decrease in UK, Sweden, US and RoW liabilities of $2,271m, $776m, $301m and $193m respectively), which reflected increases in corporate bond yields. These movements were partially offset by decreases in the pension fund asset values in the year to date of $2,258m (a decrease in UK, Sweden and US assets of $1,802m, $172m and $294m respectively and an increase in RoW of $10m).

Note 6: Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2021 and the Interim Financial Statements for the six months ended 30 June 2022 (the Disclosures). Unless noted otherwise below or in the Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

Unless specifically identified below that a provision has been taken, AstraZeneca considers each of the claims to represent a contingent liability and discloses information with respect to the nature and facts of the cases in accordance with IAS 37.

There is one matter concerning legal proceedings in the Disclosures, which is considered probable that an outflow will be required, but for which we are unable to make an estimate of the possible loss or range of possible losses at this stage.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the third quarter of 2022 and to 10 November 2022

Patent litigation
Enhertu
US patent proceedings

As previously disclosed, in October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited in the US District Court for the Eastern District of Texas (the District Court) alleging that Enhertu infringes a Seagen patent. AstraZeneca co-commercialises Enhertu with Daiichi Sankyo, Inc. in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages. In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of wilfulness. The parties await consideration of post-trial motions.

As previously disclosed, in December 2020 and January 2021, AstraZeneca and Daiichi Sankyo, Inc. filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, inter alia, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but in April 2022, the USPTO granted the rehearing requests, instituting both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo, Inc. have requested reconsideration of the decision not to institute review of the patent.

Farxiga
US patent proceedings

As previously disclosed, in 2018, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware (the District Court). In May 2021, the trial against Zydus proceeded and in October 2021, the District Court issued a decision finding the asserted claims of AstraZeneca's patent as valid and infringed by Zydus's ANDA product. In August 2022, Zydus appealed the District Court's decision.

Patent proceedings outside the US

As previously disclosed, in Canada, since January 2021, AstraZeneca has been defending against invalidity and/or non-infringement allegations advanced by Teva and Sandoz against all three Forxiga-related patents listed on the Canadian Patent Register. The parties have resolved these matters and these proceedings are now concluded.

Faslodex
Patent Proceedings outside the US

As previously disclosed, in Japan, Sandoz K.K. and Sun Pharma Japan Ltd (Sun) sought to invalidate the Faslodex formulation patent at the Japan Patent Office (JPO) and AstraZeneca is defending the challenged patent. Sun has withdrawn from the JPO patent challenge. In May 2022, the JPO held the hearing in the matter and issued its preliminary decision in September 2022 upholding various claims of the challenged patent and determining that other patent claims were invalid. A final JPO decision is forthcoming.

Lokelma
US patent proceedings

In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against multiple generic filers in the US District Court for the District of Delaware. No trial date has been scheduled.

Symbicort
US patent proceedings

As previously disclosed, AstraZeneca is involved in ongoing ANDA patent litigation with Mylan Pharmaceuticals Inc. (Mylan) and Kindeva Drug Delivery L.P. (Kindeva) brought in the US District Court for the Northern District of West Virginia (the District Court). A trial in the matter was held in May 2022 and closing arguments were held in June 2022. A decision is awaited.

As previously disclosed, in April 2022, AstraZeneca filed a separate ANDA action against Mylan and Kindeva in the District Court asserting infringement of a patent covering Symbicort. In June 2022, Mylan and Kindeva responded and claimed noninfringement of the asserted patent and that the asserted patent is invalid. A trial in the matter is scheduled for December 2022.

Product liability litigation

Onglyza and Kombiglyze
US proceedings

In the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In February 2018, the Judicial Panel on Multidistrict Litigation ordered the transfer of various pending federal actions to the US District Court for the Eastern District of Kentucky (the District Court) for consolidated pre-trial proceedings with the federal actions pending in the District Court. In the previously disclosed California State Court coordinated proceeding, AstraZeneca's motion for summary judgment was granted in March 2022. The District Court granted AstraZeneca's motion for summary judgment in August 2022. Plaintiffs are in the process of appealing both decisions.

Nexium and Losec/Prilosec
US proceedings

As previously disclosed, in the US, AstraZeneca is defending various lawsuits brought in federal and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. The vast majority of those lawsuits relate to allegations of kidney injuries. In particular, in May 2017, counsel for a group of such plaintiffs claiming that they have been diagnosed with kidney injuries filed a motion with the Judicial Panel on Multidistrict Litigation (JPML) seeking the transfer of any currently pending federal court cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial multidistrict litigation (MDL) proceeding. In August 2017, the JPML granted the motion and consolidated the pending federal court cases in an MDL proceeding in federal court in New Jersey for pre-trial purposes. A trial in the MDL previously scheduled for November 2022 has been rescheduled to March 2023. In addition to the MDL cases, there are cases filed in several state courts around the US; a case that was previously set to go to trial in Delaware state court was dismissed in October 2022.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs. One such claim is filed in the US District Court for the Middle District of Louisiana and was scheduled to go to trial in January 2023. That case has been postponed and a new trial date has not yet been set.

Commercial litigation

AZD1222 Securities Litigation
US proceedings
As previously disclosed, in January 2021, putative securities class action lawsuits were filed in the US District Court for the Southern District of New York against AstraZeneca PLC and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities during a period later amended to cover 15 June 2020 through 29 January 2021. The Amended Complaint alleges that defendants made materially false and misleading statements in connection with the development of AZD1222, AstraZeneca's vaccine for the prevention of COVID-19. In September 2022, the court granted AstraZeneca's motion to dismiss the Amended Complaint with prejudice, disallowing any further amendments. Plaintiffs have appealed this decision.

US 340B Litigations and Proceedings
US proceedings
As previously disclosed, in September 2021, AstraZeneca was served with a class-action antitrust complaint filed in federal court in New York by Mosaic Health alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies. In September 2022, the court granted Defendants' motion to dismiss the Complaint. Plaintiffs are now seeking leave to amend their complaint.

Table 25: YTD 2022 - Product Sales year-on-year analysis[86]

	World			Emerging Markets			US		Europe			Established RoW
	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	10,885	14	20	2,723	12	15	4,695	24	2,037	12	24	1,430	(2)	11
Tagrisso	4,102	11	16	1,211	20	22	1,472	14	777	7	19	642	(4)	10
Imfinzi	2,031	14	19	224	6	9	1,102	20	402	16	29	303	-	14
Lynparza	1,949	13	19	358	27	30	896	13	493	8	20	202	8	22
Calquence	1,469	74	77	28	n/m	n/m	1,192	58	200	n/m	n/m	49	n/m	n/m
Enhertu	52	n/m	n/m	34	n/m	n/m	-	-	14	n/m	n/m	4	n/m	n/m
Orpathys	34	n/m	n/m	34	n/m	n/m	-	-	-	-	-	-	-	-
Zoladex	717	-	6	507	9	13	11	2	100	(11)	(2)	99	(23)	(12)
Faslodex	259	(21)	(14)	121	(1)	5	15	(37)	44	(53)	(48)	79	(12)	2
Iressa	90	(39)	(37)	75	(39)	(37)	6	(33)	2	(53)	(48)	7	(41)	(33)
Arimidex	85	(20)	(16)	66	(19)	(16)	-	25	1	(79)	(85)	18	(19)	(7)
Casodex	63	(48)	(45)	44	(53)	(52)	-	(99)	-	(87)	(85)	19	(28)	(18)
Others	34	(9)	(1)	21	(2)	4	1	n/m	4	(3)	8	8	(34)	(25)
BioPharmaceuticals: CVRM*	6,907	13	18	3,181	9	14	1,783	9	1,413	25	39	530	18	32
Farxiga	3,204	49	58	1,224	40	46	748	48	955	64	82	277	49	65
Brilinta	1,013	(10)	(7)	222	(13)	(11)	538	(4)	215	(18)	(9)	38	(20)	(16)
Lokelma	208	71	80	15	n/m	n/m	122	50	21	n/m	n/m	50	74	n/m
Roxadustat	148	2	4	148	2	4	-	-	-	-	-	-	-	-
Andexxa*	111	7	14	-	-	-	62	(25)	29	43	55	20	n/m	n/m
Crestor	824	(2)	4	630	6	10	50	(15)	30	(31)	(24)	114	(17)	(7)
Seloken/Toprol-XL	705	(6)	(2)	689	(6)	(2)	-	n/m	9	6	8	7	(13)	(6)
Bydureon	207	(29)	(28)	2	-	2	177	(27)	28	(34)	(27)	-	(97)	(94)
Onglyza	205	(28)	(25)	98	(35)	(31)	60	(3)	30	(37)	(30)	17	(31)	(29)
Others	282	(9)	(7)	153	1	4	26	(32)	96	(13)	(11)	7	(37)	(30)
BioPharmaceuticals: R&I	4,318	(3)	-	1,102	(16)	(14)	1,963	12	795	(13)	(3)	458	(3)	5
Symbicort	1,919	(6)	(2)	476	4	8	718	(11)	445	(11)	(1)	280	(3)	3
Fasenra	1,015	13	17	30	99	95	649	17	229	9	21	107	(10)	-
Breztri	282	n/m	n/m	71	76	78	164	n/m	22	n/m	n/m	25	43	66
Saphnelo	69	n/m	n/m	-	-	-	66	n/m	1	n/m	n/m	2	n/m	n/m
Pulmicort	479	(33)	(31)	339	(41)	(41)	53	1	50	1	12	37	8	16
Daliresp	161	(5)	(4)	2	(16)	(11)	151	(2)	7	(39)	(33)	1	(20)	(18)
Bevespi	43	11	13	4	32	35	31	10	7	5	16	1	17	37
Others	350	(21)	(20)	180	(14)	(13)	131	40	34	(74)	(71)	5	(52)	(47)
BioPharmaceuticals: V&I	3,607	51	59	995	(7)	(6)	942	n/m	693	(20)	(12)	977	n/m	n/m
Vaxzevria	1,713	(20)	(16)	684	(35)	(36)	79	n/m	325	(56)	(51)	625	82	96
Evusheld	1,451	n/m	n/m	167	n/m	n/m	850	n/m	199	n/m	n/m	235	n/m	n/m
Synagis	384	n/m	n/m	144	n/m	n/m	2	(91)	123	51	63	115	n/m	n/m
FluMist	59	(22)	(13)	-	(74)	(74)	11	(52)	46	(10)	3	2	n/m	n/m
Rare Disease*	5,236	4	10	315	(10)	8	3,175	7	1,079	(2)	10	667	11	26
Soliris*	2,918	(7)	(2)	218	(29)	(9)	1,688	(3)	627	(20)	(10)	385	20	34
Ultomiris*	1,371	27	35	34	n/m	n/m	771	23	347	55	74	219	-	18
Strensiq*	687	13	15	25	35	25	546	16	59	(4)	8	57	-	16
Koselugo	149	n/m	n/m	22	n/m	n/m	114	57	13	n/m	n/m	-	-	-
Kanuma*	111	6	11	16	9	7	56	10	33	(1)	12	6	11	20
Other medicines	1,247	(4)	4	608	(18)	(14)	112	(17)	95	(29)	(25)	432	50	72
Nexium	986	(1)	8	437	(24)	(19)	94	(4)	37	(22)	(13)	418	51	73
Others	261	(12)	(10)	171	5	7	18	(52)	58	(33)	(31)	14	39	48
Total Product Sales	32,200	29	35	8,924	5	8	12,670	56	6,112	19	32	4,494	39	56

Table 26: Q3 2022 - Product Sales year-on-year analysis[87]

	World			Emerging Markets			US		Europe			Established RoW
	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	3,797	15	22	931	15	21	1,716	27	696	9	25	454	(9)	9
Tagrisso	1,398	12	20	406	29	35	521	18	268	4	19	203	(12)	5
Imfinzi	737	19	26	90	15	19	413	30	135	12	29	99	(1)	18
Lynparza	659	12	19	117	22	26	314	16	164	6	22	64	(5)	12
Calquence	566	60	63	12	n/m	n/m	457	48	79	n/m	n/m	18	n/m	n/m
Enhertu	23	n/m	n/m	15	n/m	n/m	-	-	6	n/m	n/m	2	n/m	n/m
Orpathys	11	11	16	11	11	16	-	-	-	-	-	-	-	-
Zoladex	240	(4)	5	176	4	11	4	43	31	(17)	(5)	29	(28)	(13)
Faslodex	81	(21)	(10)	40	(4)	5	5	(39)	12	(49)	(41)	24	(19)	-
Iressa	27	(35)	(31)	22	(33)	(29)	2	(47)	1	(49)	(56)	2	(30)	(19)
Arimidex	24	(28)	(23)	18	(25)	(21)	-	n/m	-	(93)	n/m	6	(29)	(17)
Casodex	21	(46)	(40)	17	(40)	(37)	-	n/m	(1)	n/m	n/m	5	(46)	(33)
Others	10	(18)	(10)	7	(13)	(6)	-	-	1	(20)	(8)	2	(38)	(25)
BioPharmaceuticals: CVRM*	2,348	11	19	1,081	9	16	632	9	469	20	37	166	11	30
Farxiga	1,101	38	50	410	28	38	279	38	329	55	78	83	35	57
Brilinta	338	(10)	(7)	76	(1)	-	187	(6)	65	(23)	(12)	10	(36)	(34)
Lokelma	79	59	69	9	n/m	n/m	45	37	8	n/m	n/m	17	31	59
Roxadustat	57	4	9	57	4	8	-	-	-	-	-	-	-	-
Andexxa*	41	5	17	-	-	-	20	(29)	11	2	17	10	n/m	n/m
Crestor	277	(7)	-	216	(4)	2	15	(16)	9	(17)	(4)	37	(16)	-
Seloken/Toprol-XL	238	2	10	233	2	10	-	n/m	3	9	22	2	(18)	(18)
Bydureon	66	(30)	(29)	-	(4)	(1)	58	(28)	8	(40)	(31)	-	n/m	n/m
Onglyza	66	(21)	(17)	32	(24)	(19)	20	12	9	(45)	(37)	5	(34)	(32)
Others	85	(11)	(8)	48	9	15	8	(24)	27	(27)	(25)	2	(52)	(45)
BioPharmaceuticals: R&I	1,427	(4)	1	371	(12)	(8)	663	9	244	(17)	(5)	149	(6)	4
Symbicort	630	(7)	(1)	169	13	18	237	(13)	133	(14)	(2)	91	(6)	2
Fasenra	353	10	15	12	87	78	229	15	77	2	16	35	(15)	(2)
Breztri	103	n/m	n/m	28	n/m	n/m	58	n/m	8	n/m	n/m	9	38	68
Saphnelo	33	n/m	n/m	-	-	-	32	n/m	-	-	-	1	n/m	n/m
Pulmicort	145	(33)	(31)	103	(40)	(40)	16	(6)	14	(4)	9	12	-	10
Daliresp	52	(4)	(3)	1	74	87	49	(1)	2	(43)	(35)	-	(55)	(54)
Bevespi	14	6	8	2	12	22	10	11	2	(22)	(11)	-	95	25
Others	97	(36)	(33)	56	(25)	(21)	32	(5)	8	(81)	(77)	1	(55)	(44)
BioPharmaceuticals: V&I	873	(27)	(21)	134	(78)	(78)	305	670	182	(28)	(16)	252	(12)	2
Vaxzevria	173	(83)	(81)	24	(96)	(97)	-	-	62	(62)	(56)	87	(63)	(59)
Evusheld	537	n/m	n/m	73	n/m	n/m	294	n/m	57	n/m	n/m	113	n/m	n/m
Synagis	104	(15)	(1)	37	n/m	n/m	-	n/m	17	(55)	(48)	50	(4)	17
FluMist	59	(19)	(10)	-	n/m	n/m	11	(53)	46	(7)	6	2	n/m	n/m
Rare Disease*	1,741	4	11	110	36	61	1,084	7	345	(10)	6	202	(1)	18
Soliris*	901	(13)	(6)	84	32	69	523	(13)	190	(27)	(15)	104	(5)	10
Ultomiris*	518	37	47	4	(40)	(37)	315	49	122	40	63	77	7	32
Strensiq*	237	17	20	8	73	53	192	22	18	(10)	4	19	(8)	12
Koselugo	48	82	81	7	n/m	n/m	36	42	5	n/m	n/m	-	-	-
Kanuma*	37	1	5	7	15	(1)	18	7	10	(15)	-	2	2	21
Other medicines	404	17	30	213	5	12	37	(9)	28	(21)	(15)	126	93	n/m
Nexium	311	20	36	148	(5)	3	31	(3)	10	(7)	8	122	n/m	n/m
Others	93	9	13	65	37	44	6	(28)	18	(27)	(25)	4	(22)	(19)
Total Product Sales	10,590	9	16	2,840	(9)	(3)	4,437	30	1,964	3	18	1,349	2	20

Table 27: Collaboration Revenue

	YTD 2022	YTD 2021
	$m	$m
Enhertu: alliance revenue	332	134
Tezspire: alliance revenue	42	-
Lynparza: regulatory milestones	250	-
Tralokinumab: sales milestones	110	-
Vaxzevria: royalties	67	83
Other royalty income	54	54
Other Collaboration Revenue	89	92
Total	944	363

Table 28: Other Operating Income and Expense

	YTD 2022	YTD 2021
	$m	$m
Brazikumab licence termination funding	104	77
Divestment of rights to Plendil	61	-
Divestment of Viela Bio, Inc. shareholding	-	776
Crestor (Europe ex-UK and Spain)	-	309
Other	160	183
Total	325	1,345

Other shareholder information

Financial calendar

Announcement of full year and fourth quarter results               9 February 2023
Announcement of first quarter 2023 results                                  27 April 2023

Dividends are normally paid as follows:
First interim:          Announced with the half year results and paid in September
Second interim:     Announced with full year results and paid in March

Contacts
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Addresses for correspondence

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Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Arimidex and Casodex, owned by AstraZeneca or Juvisé (depending on geography); Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu, a trademark of Daiichi Sankyo; Losec, owned by AstraZeneca or Cheplapharm (depending upon geography); Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

‒    the risk of failure or delay in delivery of pipeline or launch of new medicines
‒    the risk of failure to meet regulatory or ethical requirements for medicine development or approval
‒    the risk of failures or delays in the quality or execution of the Group's commercial strategies
‒    the risk of pricing, affordability, access and competitive pressures
‒    the risk of failure to maintain supply of compliant, quality medicines
‒    the risk of illegal trade in the Group's medicines
‒    the impact of reliance on third-party goods and services
‒    the risk of failure in information technology or cybersecurity
‒    the risk of failure of critical processes
‒    the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
‒    the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
‒    the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
‒    the risk of the safety and efficacy of marketed medicines being questioned
‒    the risk of adverse outcome of litigation and/or governmental investigations
‒    intellectual property-related risks to our products
‒    the risk of failure to achieve strategic plans or meet targets or expectations
‒    the risk of failure in financial control or the occurrence of fraud
‒    the risk of unexpected deterioration in the Group's financial position
‒    the impact that global and/or geopolitical events such as the COVID-19 pandemic and the Russia-Ukraine war, may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

- End of document -

[1] Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2022 vs 2021. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

[2] Reported financial measures are the financial results presented in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.

[3] Earnings per share.

[4] Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to items related to the acquisition of Alexion, amortisation of intangibles, impairments, restructuring charges, and, as previously disclosed, a charge to provisions relating to a legal settlement with Chugai Pharmaceutical Co. Ltd (Chugai) that led to a payment of $775m in Q2 2022. A full reconciliation between Reported EPS and Core EPS is provided in Tables 12 and 13 in the Financial performance section of this document.

[5] In FY 2022, Total Revenue from Koselugo is included in Rare Disease (FY 2021: Oncology) and Total Revenue from Andexxa is included in BioPharmaceuticals: CVRM (FY 2021: Rare Disease). The growth rate shown for each disease area has been calculated as though these changes had been implemented in FY 2021.

[6] AstraZeneca is collaborating with MSD (Merck & Co., Inc. in the US and Canada) to develop and commercialise Lynparza.

[7] Respiratory & Immunology.

[8] Cardiovascular, Renal and Metabolism.

[9] YTD 2022 growth rates on medicines acquired with Alexion have been calculated on a pro forma basis comparing to the corresponding period in the prior year; Q3 2022 growth rates have been calculated comparing to the corresponding 92-day period in the prior year, which covers both pre-acquisition and post-acquisition performance. The growth rates shown for the Rare Disease and CVRM disease areas include these pro forma adjustments.

[10] The anticipated impact of foreign exchange movements on FY 2022 results assumes that exchange rates through November to December 2022 remain at the spot rates seen on 31 October 2022.

[11]             Paroxysmal nocturnal haemoglobinuria with extravascular haemolysis.

[12]             Human epidermal growth factor receptor 2.

[13]             Non-small cell lung cancer.

[14]             Respiratory syncytial virus.

[15]             Generalised myasthenia gravis.

[16]             Volume-based procurement.

[17]             Vaccines & Immune Therapies.

[18]             Vaxzevria is AstraZeneca's trademark for the Company's supply of the AstraZeneca COVID-19 Vaccine. In the financial tables in this report, 'Vaxzevria Total Revenue' includes Collaboration Revenue from sub-licensees that produce and supply the AstraZeneca COVID-19 Vaccine under their own trademarks.

[19]             National reimbursement drug list.

[20]             In Table 2, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a '+' symbol next to a R&D Expense comment indicates that the item increased the R&D Expense relative to the prior year.

[21]             Gross Profit is defined as Total Revenue minus Cost of Sales. The calculation of Reported and Core Gross Margin excludes the impact of Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

[22]             Where AstraZeneca does not retain a significant ongoing interest in medicines or potential new medicines, income from divestments is reported within Reported and Core Other Operating Income and Expense in the Company's financial statements.

[23]             Germline (hereditary) breast cancer gene.

[24]             Homologous recombination deficiency.

[25]             Human epidermal growth factor receptor mutant.

[26]             Chronic kidney disease.

[27]             Atypical haemolytic uraemic syndrome.

[28]             Neurofibromatosis type 1 plexiform neurofibromas.

[29]             Heart failure with preserved ejection fraction.

[30]             Neuromyelitis optica spectrum disorder.

[31]             Head and neck squamous cell carcinoma.

[32]             Eosinophilic esophagitis.

[33] Alliance revenue (previously referred to as share of gross profits) comprises income arising from collaborative arrangements, where AstraZeneca is entitled to a profit share, but does not include product sales where AstraZeneca is leading commercialisation in a territory. Alliance revenue is included within Collaboration Revenue.

[34] Epidermal growth factor receptor.

[35] Extensive-stage small cell lung cancer.

[36] Chemoradiation therapy.

[37] Poly ADP ribose polymerase.

[38] Germline (hereditary) breast cancer gene mutation.

[39] Breast cancer gene mutation.

[40] US Food and Drug Administration.

[41] Metastatic castration resistant prostate cancer.

[42] European Medicines Agency.

[43] Chronic lymphocytic leukaemia.

[44] Mesenchymal-epithelial transition.

[45] Tyrosine kinase inhibitor.

[46] Sodium-glucose cotransporter 2.

[47] Heart failure.

[48] European Society of Cardiology.

[49] American Heart Association.

[50] American College of Cardiology.

[51] Heart Failure Society of America.

[52] Urine albumin creatine ratio.

[53] Measured renal function.

[54] Heart failure with reserved ejection fraction.

[55] Type-2 diabetes.

[56] Betaloc is the brand name for Seloken in China.

[57] Inhaled corticosteroid.

[58] Long-acting beta-agonist.

[59] Chronic obstructive pulmonary disease.

[60] Intravenous injection.

[61] Systemic lupus erythematosus.

[62] Other Operating Income.

[63] Other SG&A Expense of $1,197m predominantly includes the $775m charge to provisions relating to the legal settlement with Chugai and $293m of fair value movements on contingent consideration arising from business combinations.

[64] Other Taxation of ($1,078m) includes an estimated one-off favourable net adjustment of ($883m) to deferred taxes arising from an internal reorganisation to integrate the Alexion organisation.

[65] Securities Exchange Commission.

[66] Based on best prevailing assumptions around currency profiles.

[67] Based on average daily spot rates in FY 2021.

[68] Based on average daily spot rates 1 Jan 2022 to 30 Sep 2022.

[69] Change vs the average spot rate for the previous year

[70] Other currencies include AUD, BRL, CAD, KRW and RUB.

[71] Programmed death ligand 1.

[72] Tumour Proportion Score.

[73] Overall response rate.

[74] Confidence interval.

[75] An ImmunoHistoChemistry score of greater than 90.

[76] A Fluorescence In Situ Hybridization score of greater than 10.

[77] Overall survival.

[78] Progression free survival.

[79] Small lymphocytic lymphoma.

[80] Mantle cell lymphoma.

[81] Disease Control Rate.

[82] Serine/threonine protein kinase.

[83] Cycline-dependent kinase 4/6.

[84] Intravenous immunoglobulin.

[85] As at 30 September 2021, Alexion's contingent liabilities of $300m had been recognised in Contingent consideration. After the acquisition date IFRSs permit the acquirer to retrospectively adjust the provisional amounts recognised for a business combination during the measurement period to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date. During the measurement period these liabilities were reclassed and reported within Other payables as at 31 December 2021. The comparative 2021 column therefore excludes these liabilities.

[86] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. *YTD 2022 growth rates on medicines acquired with Alexion have been calculated on a pro forma basis comparing to the corresponding period in the prior year. The growth rates shown for Rare Disease and CVRM disease area totals include these pro forma adjustments.

[87] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. *Q3 2022 growth rates have been calculated comparing to the corresponding 92-day period in the prior year, which covers both pre-acquisition and post-acquisition performance. The growth rates shown for Rare Disease and CVRM disease area totals include these pro forma adjustments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 November 2022
By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary